Exhibit 2

March 13, 2006

This Management’s Discussion and Analysis (“MD&A”) supplements the consolidated financial statements and related notes for the year ended December 31, 2005. Except where otherwise indicated, all financial information reflected herein is prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and is expressed in US dollars.

FINANCIAL HIGHLIGHTS

(In thousands of US dollars except per share data, selected ratios and trading volume information.)

	2005	2004	2003
Operations	$	$	$
Consolidated sales	801,844	692,449	621,321
Net earnings Cdn GAAP	27,791	11,358	18,178
Net earnings US GAAP	28,056	12,739	16,501
Cash flows from operations before changes in non-cash working capital items	57,688	26,864	38,137

	2005	2004	2003
Per Common Share
Net earnings Cdn GAAP – basic	0.67	0.28	0.51
Net earnings US GAAP – basic	0.68	0.31	0.46
Net earnings Cdn GAAP – diluted	0.67	0.27	0.50
Net earnings US GAAP – diluted	0.68	0.31	0.46
Cash flows from operations before changes in non-cash working capital items	1.41	0.65	0.93
Book value Cdn GAAP	10.61	9.80	9.22
Book value US GAAP	10.40	9.60	9.05

	2005	2004	2003
Financial Position
Working capital	174,608	146,833	68,725
Total assets Cdn GAAP	889,316	840,900	739,245
Total assets US GAAP	896,450	848,020	745,902
Total long-term debt	330,897	334,127	251,991
Shareholders’ equity Cdn GAAP	434,415	404,300	377,510
Shareholders’ equity US GAAP	425,968	396,183	370,434

	2005	2004	2003
Selected Ratios
Working capital	2.43	2.41	1.54

Debt/capital employed Cdn GAAP	0.44	0.45	0.41
Debt/capital employed US GAAP	0.45	0.46	0.42
Return on equity Cdn GAAP	6.4%	2.8%	4.8%
Return on equity US GAAP	6.6%	3.2%	4.5%

	2005	2004	2003
Stock Information
Weighted average shares outstanding (Cdn GAAP) - basic +	41,174	41,186	35,957
Weighted average shares outstanding (US GAAP) - basic +	41,174	41,186	35,957
Weighted average shares outstanding (Cdn GAAP) - diluted +	41,309	41,446	36,052
Weighted average shares outstanding (US GAAP) - diluted +	41,309	41,446	36,052
Shares outstanding as at December 31 +	40,958	41,237	40,945

	2005	2004	2003
The Toronto Stock Exchange (CA$)
Market price as at December 31	10.37	10.90	16.49
High: 52 weeks	13.68	16.93	16.51
Low: 52 weeks	7.57	8.59	4.50
Volume: 52 weeks+	18,208	20,790	16,542

	2005	2004	2003
New York Stock Exchange
Market price as at December 31	8.97	9.11	12.73
High: 52 weeks	11.17	13.34	12.73
Low: 52 weeks	6.37	6.30	3.10
Volume: 52 weeks+	18,354	13,843	14,831

	High	Low	Close	ADV*
The Toronto Stock Exchange(CA$)
Q1	11.10	8.71	9.28	78,189
Q2	12.50	9.10	12.50	56,223
Q3	13.68	8.07	8.30	76,946
Q4	10.37	7.57	10.37	79,266

	High	Low	Close	ADV*
New York Stock Exchange
Q1	9.23	7.12	7.69	78,939
Q2	10.19	7.43	10.19	43,398
Q3	11.17	6.93	7.15	103,519
Q4	8.97	6.37	8.97	65,646

* Average daily volume

+In thousands

Management’s Discussion and Analysis

CONSOLIDATED QUARTERLY STATEMENTS OF EARNINGS

(In thousands of US dollars, except as otherwise noted)

(Unaudited)

	1st Quarter			2nd Quarter
	2005	2004	2003	2005	2004	2003
	$	$	$	$	$	$
Sales	187,697	162,100	153,592	190,282	171,934	150,249
Cost of sales	148,574	129,986	119,793	150,895	134,097	116,166
Gross Profit	39,123	32,114	33,799	39,387	37,837	34,083
Selling, general and administrative expenses	23,917	22,307	21,982	24,844	22,793	20,830
Stock-based compensations expense	455	70		483	351
Research and development	1,011	962	894	1,224	1,153
Financial expenses	5,649	6,768	7,700	5,918	7,235	1,086
Refinancing expense						7,825
Manufacturing facility closure and industrial accident costs	719			1,087
	31,751	30,107	30,576	33,556	31,532	29,741
Earnings (loss) before income taxes	7,372	2,007	3,223	5,831	6,305	4,342
Income taxes (recovery)	1,339	(284)	322	399	654	439
Net earnings (loss)	6,033	2,291	2,901	5,432	5,651	3,903
Earnings (loss) per share
Cdn GAAP - Basic - US $	0.15	0.06	0.09	0.13	0.14	0.12
Cdn GAAP - Diluted - US $	0.15	0.06	0.09	0.13	0.14	0.12
US GAAP - Basic - US $	0.15	0.06	0.09	0.13	0.14	0.12
US GAAP - Diluted - US $	0.15	0.06	0.09	0.13	0.14	0.12
Weighted average number of common shares outstanding
Cdn GAAP - Basic	41,237,461	40,971,739	33,821,074	41,214,969	41,215,111	33,832,527
Cdn GAAP - Diluted	41,444,870	41,528,581	33,821,497	41,550,160	41,396,403	33,912,232
US GAAP - Basic	41,237,461	40,971,739	33,821,074	41,214,969	41,215,111	33,832,527
US GAAP - Diluted	41,444,870	41,528,581	33,821,497	41,550,160	41,396,403	33,912,232

Management’s Discussion and Analysis

CONSOLIDATED QUARTERLY STATEMENTS OF EARNINGS

(In thousands of US dollars, except as otherwise noted)

(Unaudited)

	3rd Quarter			4th Quarter
	2005	2004	2003	2005	2004	2003
	$	$	$	$	$	$
Sales	201,177	177,671	159,798	222,688	180,744	157,682
Cost of Sales	159,449	140,480	123,489	176,927	144,689	122,975
Gross Profit	41,728	37,191	36,309	45,761	36,055	34,707
Selling, general and administrative expenses	25,970	23,327	22,264	30,083	25,799	24,843
Stock-based compensations expense	485	270		488	355	130
Research and Development	1,233	1,121	1,080	1,257	997	212
Financial expenses	5,577	5,948	7,409	6,655	4,302	5,587
Refinancing Expense		30,444
Manufacturing facility closure and industrial accident costs	385			(760)	7,386	3,005
	33,650	61,110	30,753	37,723	38,839	33,777
Earnings (loss) before income taxes	8,078	(23,919)	5,556	8,038	(2,784)	930
Income taxes (recovery)	1,479	(9,664)	(643)	(1,689)	(20,455)	(4,244)
Net earnings (loss)	6,599	(14,255)	6,199	9,727	17,671	5,174
Earnings (loss) per share
Cdn GAAP – Basic – S$	0.16	(0.35)	0.18	0.24	0.43	0.13
Cdn GAAP – Diluted-US$	0.16	(0.35)	0.18	0.24	0.43	0.13
US GAAP – Basic- US$	0.16	(0.35)	0.18	0.24	0.43	0.13
US GAAP – Diluted-US$	0.16	(0.35)	0.18	0.24	0.43	0.13
Weighted average number of common shares outstanding
Cdn GAAP – Basic	41,205,555	41,285,161	35,302,174	41,039,278	41,273,840	40,870,426
Cdn GAAP – Diluted	41,337,378	41,285,161	35,397,800	41,157,568	41,468,992	41,225,776
US GAAP – Basic	41,205,555	41,285,161	35,302,174	41,039,278	41,273,840	40,870,426
US GAAP - Diluted	41,337,378	41,285,161	35,397,800	41,157,568	41,468,992	41,225,776

Management’s Discussion and Analysis

ADJUSTED CONSOLIDATED EARNINGS

Adjustments for non-recurring items and manufacturing facility closure costs.

Years Ended December 31,

(In millions of US dollars, except per share amounts)

As Reported	2005	2004	2003
	$	$	$
Sales	801.8	692.4	621.3
Cost of sales	635.8	549.2	482.4
Gross profit	166.0	143.2	138.9
Selling, general and administrative expenses	104.8	94.2	89.9
Stock-based compensation expense	1.9	1.0	0.1
Research and development	4.8	4.2	3.3
Financial expenses	23.8	24.3	28.5
Refinancing expense		30.4
Manufacturing facility closure and industrial accident costs	1.4	7.4	3.0
	136.7	161.5	124.8
Earnings (loss) before income taxes	29.3	(18.3)	14.1
Income taxes (recovery)	1.5	(29.7)	(4.1)
Net earnings	27.8	11.4	18.2

Earnings per share – As Reported	2005	2004	2003
Basic	0.67	0.28	0.51
Diluted	0.67	0.27	0.50

Adjustments for non-recurring items	2005	2004	2003
Refinancing Expense		30.4

Adjustments for Manufacturing Facility Closure Costs	2005	2004	2003
	1.4	7.4	3.0

ADJUSTED CONSOLIDATED EARNINGS

Adjustments for non-recurring items and manufacturing facility closure costs.

Years Ended December 31,

(In millions of US dollars, except per share amounts)

As Adjusted	2005	2004	2003
	$	$	$
Sales	801.8	692.4	621.3
Cost of sales	635.8	549.2	482.4
Gross profit	166.0	143.2	138.9
Selling, general and administrative expenses	104.8	94.2	89.9
Stock-based compensation expense	1.9	1.0	0.1
Research and development	4.8	4.2	3.3
Financial expenses	23.8	24.3	28.5
	135.3	123.7	121.8
Earnings before income taxes	30.7	19.5	17.1
Income taxes (recovery)	2.0	(16.5)	(3.0)
Net earnings	28.7	36.0	20.1
Earnings per Share - As Adjusted
Basic	0.70	0.87	0.56
Diluted	0.69	0.87	0.56

Note: These tables reconcile consolidated earnings as reported in the accompanying consolidated financial statements to adjusted consolidated earnings after the elimination of non-recurring items and manufacturing facility closure costs. The Company has included these non-GAAP financial measures because it believes the measures permit more meaningful comparisons of its performance between the periods presented.

MANAGEMENT'S DISCUSSION & ANALYSIS

Our Business

Intertape Polymer Group Inc. (“IPG” or the “Company”) was founded in 1981 and is a recognized leader in the specialty packaging industry in North America. IPG develops, manufactures and sells a variety of specialized polyolefin films, paper and film pressure sensitive tapes and complementary packaging systems for use in industrial and retail applications. IPG’s products include carton sealing tapes, including Intertape® pressure-sensitive and water-activated tapes; industrial and performance specialty tapes, including masking, duct, electrical and reinforced filament tapes; ExIFilm® shrink film; Stretchflex® stretch wrap; engineered fabric products; and flexible intermediate bulk containers (“FIBCs”). The Company designs its specialty products for aerospace, automotive and industrial applications. IPG’s specialty products are sold to a broad range of industrial and specialty distributors, retail stores and large end-users in diverse markets.

During 2005, the Company completed the realignment of its internal organization, renewing much of its entrepreneurial spirit and establishing a new culture of accountability.  An essential element of the realignment was to create smaller business teams, closer to the customer.  The Company also created a global sourcing group in early 2005, to focus on ensuring that the Company obtains the most effective combination of raw material pricing and availability for its production needs. This group is also charged with searching worldwide for new products to add to the Company’s offering.  These changes were instrumental to the success we experienced in 2005.

Just as in 2003 and 2004, the Company was faced with rising raw material costs during 2005.  Furthermore, in 2005 certain key raw materials were in short supply.  In the first half of the year, the supply constraint was in synthetic rubber, an essential ingredient in the formulation of some of the Company’s tape adhesives.  Then, late in the third quarter, two major hurricanes, Hurricane Katrina and Hurricane Rita, struck the Gulf Coast of Louisiana and Texas, sending prices for petroleum-based resins, which are key raw materials for many of the Company’s products, spiraling upward.  Additionally, resin price increases accelerated as a result of Hurricane Rita temporarily reducing U.S.-based petroleum refining and petrochemical plant capacity by approximately 25%.  Due in part to the smaller business units established, the Company managed the rising raw material cost environment through a series of timely sales price increases to its industrial and specialty distributors and to a lesser extent, to its retail customers. Concurrently, IPG’s global sourcing group aggressively pursued and secured resin supplies from worldwide sources, allowing the Company to avoid the fate of some of its competitors, which had to put customers on product allocation.

Approximately one-half of the raw material cost increases the Company experienced in the fourth quarter of 2005 was reflected in cost of sales for the fourth quarter of 2005. At December 31, 2005, the other half of the raw material cost increases was recorded in inventory. These remaining costs will be reflected in cost of sales in the first quarter of 2006.  The Company’s sales prices remained relatively constant through the first two months of 2006 but downward pressure on pricing is increasing and the Company has had to respond accordingly with sales price decreases on selected products in order to remain competitive.  This downward pressure on pricing is due to decreases in petroleum-based resin costs since the beginning of 2006.  Accordingly, the Company’s gross margin in the first quarter of 2006 may decrease.  The benefit from the raw material cost decreases experienced so far in 2006 will be reflected primarily in the second quarter of 2006.

During 2005, sales price increases and product shortages also placed significant pressures on IPG’s customers’ profitability.  In response, IPG launched its “Full Truck” concept designed to provide customers a vendor consolidation format through the ordering of multiple products in single shipments.  The “Full Truck” offers customers truckload pricing without requiring them to purchase full truckloads of each product line.  This inventory management system is intended to allow IPG customers to run their business with a lower cash investment.  With its wide array of packaging products, the Company is well positioned to offer this cash improvement opportunity to customers. The “Full Truck” is an extension of the “basket of products” strategy employed by IPG, and an essential element of the Company’s value proposition to its customers.  IPG’s value proposition includes the following financial contributions:

1.

Inventory optimization achieved through more frequent inventory turns.

2.

New business development resulting from IPG’s partnering with distributors in addressing the needs of end-user customers.

3.

More effective cash management resulting from a combination of IPG customer terms and the frequent inventory turns available to customers that take advantage of the “Full Truck” concept.

4.

Improved product mix attributable to the “basket of products” that IPG offers to increase distributor profitability.

5.

Single sourcing of product thereby reducing the distributor’s operating expenses.

In addition to new product groups and geographic expansion, IPG believes the value proposition is a key element of the Company’s strategy for future growth.

Acquisition

In October 2005, the Company, through a wholly-owned Canadian subsidiary, acquired all of the outstanding capital stock of Flexia Corporation Ltd. (“Flexia”) being the successor entity to Flexia Corporation and Fib-Pak Industries Inc. for an aggregate consideration of approximately $29.1 million, after purchase price adjustments occurring subsequent to year-end. Flexia produces a wide range of engineered coated products, polyethylene scrims and polypropylene fabrics. The acquired business complements the Company’s existing coated products business based in Truro, Nova Scotia, as well as its FIBCs business.

Proposed Income Fund

As announced in December 2005, the Company is presently investigating the possibility of selling a portion of its interest in the combined coated products operation and FIBC business through an initial public offering of the combined business using a Canadian Income Trust.  The Company’s announced plan was to file a prospectus in the first quarter of 2006. While it is now unlikely that the Company will file a prospectus during the first quarter of 2006, the Company’s intention remains to file a prospectus when it has completed its evaluation. The amount of cash generated from the transaction will be dependent on the pricing and successful completion of the transaction. The Company anticipates using the cash proceeds from the transaction primarily to reduce its outstanding indebtedness, with the balance, if any, to be used for general corporate purposes, including working capital.

Facility Rationalizations

The Company is increasing its commitment to importing FIBCs and as a consequence, in January 2006 announced to the employees at its FIBC manufacturing facility in Piedras Negras, Mexico that it would be closing that facility on or about March 31, 2006. IPG believes the small Flexia facility in Hawkesbury, Ontario will provide the limited manufacturing support necessary to complement the Company’s imported FIBC operation. The Company expects to incur a plant-closing charge of approximately $1.0 million in the first quarter of 2006 as a result of this decision.

At the end of March 2006, the Company will also close a manufacturing facility located in Cap-de-la Madeleine, Quebec that had been acquired in the Flexia acquisition. This closure was identified and planned for during the evaluation of the Flexia acquisition and the costs of the closure have been accrued for as part of the cost of the acquisition. Accordingly, there will be no charge to the Company’s operating results related to this facility closure.

Industrial Accident

An explosion occurred on the night of March 30, 2005 in an external steam generation unit at the Company’s manufacturing facility in Columbia, South Carolina.  Regrettably, one of the Company’s employees was killed in the explosion.  The plant remained closed in whole or in part for five days as employees were provided counseling and the facility was repaired.  Through the first nine months of 2005, the Company recorded a loss provision of approximately $0.9 million for policy deductible and non-reimburseble costs related to the explosion.  The Company also incurred $1.8 million in damages and extra costs in 2005 resulting from the explosion that is reimbursable from the insurance company. The Company received $1.5 million of the reimbursement in 2005 and was due $0.3 million in reimbursement at December 31, 2005. In the fourth quarter of 2005, the Company recorded a $3.4 million insurance claim for the boiler.  Accordingly, the Company reduced cost of sales by $2.0 million with the balance of the claim recorded against the earlier loss provision of approximately $0.9 million and the write-off of the net book value of the boilers destroyed in the explosion.

Results of Operations

Our consolidated financial statements are prepared in accordance with Canadian GAAP with US dollars as the reporting currency. Note 22 to the consolidated financial statements provides a summary of significant differences between Canadian GAAP and US GAAP.

The following discussion and analysis of operating results includes adjusted financial results for the three years ended December 31, 2005. A reconciliation from the operating results found in the consolidated financial statements to the adjusted operating results discussed herein, can be found in the tables appearing on pages 12 and 13 hereof.

Included in this MD&A are references to events and circumstances which have influenced the Company’s quarterly operating results presented in the table of Consolidated Quarterly Statements of Earnings appearing on page 3 hereof. As discussed in the “Sales” and “Gross Profit and Gross Margin” sections, the Company’s quarterly sales and gross profits are largely influenced by the timing of raw material cost increases and the Company’s ability or inability to pass the increases through to customers in the form of higher unit selling prices. While the actual amounts increase, selling, general and administrative expenses are relatively constant or decline as a percentage of sales.

IPG’s quarterly financial expenses through the second quarter of 2004 were most significantly influenced by the levels of IPG’s bank indebtedness and long-term debt. The debt reduction occurring at the end of the third quarter of 2003 was as a result of a common stock equity offering as discussed in the section titled “Capital Stock”, and has had a significant impact on quarterly financial expenses. Regular, scheduled debt repayments also decreased quarterly financial expenses during 2003 and the first half of 2004.   In the third quarter of 2004, the Company refinanced substantially all of its bank indebtedness and long-term debt.  Despite increasing the overall level of debt, in order to pay for the refinancing, lower interest rates on the new borrowings reduced 2004 third quarter and fourth quarter financial expenses from prior levels (excluding the one-time cost of the refinancing of approximately $30.4 million).  Of the $325.0 million borrowed during the refinancing, $200.0 million was floating rate debt. Accordingly, the Company’s increased financial expenses for 2005 reflect the consequence of rising interest rates.  In June and July 2005, the Company entered into interest rate swap agreements that effectively fixed the interest rate on $75.0 million of bank debt at approximately 4.28% plus the applicable premium of 2.25% for five years.  The increase in the fourth quarter 2005 interest expense was primarily as a result of the increased borrowings to fund the Flexia acquisition.

Sales

IPG’s consolidated annual sales for 2005 were $801.8 million, an increase of 15.8% compared to $692.4 million for 2004.  Consolidated annual sales for 2004 were $692.4 million, an increase of 11.4% compared to $621.3 million in 2003.The sales increase for 2005 includes the sales associated with the Flexia acquisition in early October 2005. Excluding revenues related to the Flexia acquisition, sales were increased by about 12.5% from $692.4 million for the year 2004 to approximately $780.0 million for the year 2005.  The sales increase for 2004 includes the sales associated with the February 2004 acquisition of the masking and duct tape operations of tesa tape, inc. (“tesa”), as well as the full year effect of the June 2003 acquisition of the remaining 50% interest in Fibope Portuguesa Filmes Biorientados, S.A. (“Fibope”). Fluctuating foreign exchange rates did not have a significant impact on the Company’s 2005, 2004 or 2003 sales.

In 2005, the Company had a sales volume (units) decrease of approximately 0.4%, excluding the fourth quarter sales volume increase associated with the Flexia acquisition.  The fourth quarter 2005 sales volume decrease, on the same basis, was approximately 1.8%. In 2004, the Company had a sales volume increase of approximately 2.9%, excluding the volume increase associated with the tesa acquisition. The fourth quarter 2004 sales volume increase, on the same basis, was slightly less than the annual rate of increase.

In response to rising raw material costs, the Company instituted substantial selling price increases beginning in the second quarter of 2004. The rate of selling price increases accelerated throughout the year and continued though the first quarter of 2005.  After a brief pause in the summer of 2005, selling prices were increased again in the fall of 2005 and continued to increase through the balance of the year. With the decline in raw material costs in early 2006, product selling prices have started to decline as well. Selling prices for most of the Company’s product lines also had increased in 2003 after several years of selling price declines.

Gross Profit and Gross Margin

Gross profit totaled $166.0 million in 2005, an increase of 15.9% from 2004. Gross profit totaled $143.2 million in 2004, an increase of 3.1% from 2003 gross profit of $138.9 million. Gross margin represented 20.7% of sales in 2005, 20.7% in 2004, and 22.4% in 2003.

“Value-added” is defined by the Company as the difference between material costs and selling prices. While raw material costs increased throughout 2003, the Company’s successful implementation of a series of unit selling price increases resulted in improved value-added dollars. During 2004, the dollar impact of raw material cost increases grew substantially.  The Company was again able to raise its selling prices, and increase its value-added dollars.  Raw material costs continued to increase through the first quarter of 2005 and then, after a pause, began to rise again in the fall of 2005 and continued throughout the rest of the year.  Due to a series of timely sales price increases, the Company was able to once again increase its value-added dollars.

The increased value-added dollars, along with cost savings from facility rationalizations as discussed below, are the key reasons for the Company’s $27.1 million growth in gross profit dollars between 2003 and 2005.  Gross margins declined during that same period because the Company’s raw material cost base increased substantially.  As the cost base grew, smaller markups were required to generate more value-added dollars, and by extension, more gross profit dollars.

The acquisition of Flexia contributed much of the gross profit improvement for the fourth quarter of 2005 compared to the third quarter of 2005.  However, the lower gross margin of the Flexia product mix resulted in the Company’s overall gross margin declining to 20.5% for the fourth quarter of 2005 compared to the same period last year.

There were several significant events in the fourth quarter of 2005. As previously mentioned, the Company recorded a $2.0 million reduction to cost of sales related to the insurance claim on the boiler explosion earlier in the year.  The Company also recorded a $2.8 million increase in its allowance for doubtful accounts as a reduction to sales to reflect outstanding claims and short payments by existing customers, principally in the retail distribution channel. Selected customers have the contractual right to perform post-audits on prior year’s sales and related incentive activities.  Included in the $2.8 million of additional allowance for doubtful accounts are customer post-audit claims submitted to the Company in 2005 for periods as far back as 2000.

The Company takes measures to regularly identify and implement productivity initiatives aimed at reducing product costs, allowing the Company to mitigate the impact of rising raw material costs as well as other increases in production costs such as wage adjustments and energy costs.  These productivity initiatives generally fall into three major categories; material waste reduction, improved labor efficiencies and reduced overhead costs. The Company also has an ongoing facility rationalization process that reduces costs by leveraging existing production facilities more effectively. The Company closed its Green Bay, Wisconsin manufacturing facility at the end of 2003, its Montreal, Quebec and Cumming, Georgia manufacturing facilities in late 2004 and recently announced to employees the closing of both the Piedras Negras, Mexico facility and the Cap-de-la Madeleine, Quebec facility at the end of the first quarter of 2006. The Company believes these programs help it remain competitive in the marketplace and possibly in some instances, contribute to improved profitability.

Selling, General and Administrative Expenses

Selling, general and administrative expenses (“SG&A”) for the year ended December 31, 2005 totaled $104.8 million, an increase of $10.6 million from the $94.2 million incurred for the year ended December 31, 2004. The 2004 SG&A expenses were up $4.3 million from $89.9 million in 2003. As a percentage of sales, SG&A expenses were 13.1%, 13.6%, and 14.5% for 2005, 2004 and 2003 respectively.

The three primary factors behind the large increase in SG&A for 2005 are the previously discussed staffing realignment, the fact that a significant portion of the Company’s selling expenses are variable in nature including external sales commissions and internal sales staff incentives as well as customer incentives and for the fourth quarter of 2005, the impact of the Flexia acquisition.  The Company began increasing its staffing level during the first quarter of 2005 in order to support the smaller business teams established at the beginning of the year and maintained those higher staffing levels for the balance of the year.  In addition to the increased salaries and benefits related to the staffing increases, SG&A for 2005 also includes approximately $1.0 million in recruiting fees and relocation costs in excess of normal spending levels. Many customer incentives and external sales commissions are based on sales dollar growth and therefore, our higher sales prices in 2005 resulted in increased customer incentive payments and commissions payable. Internal sales incentives are driven by margin improvement, which occurred in several of our distributor-based markets in 2005. The increase in SG&A for 2004 compared to 2003 is due to the variable nature of the Company’s selling expenses, particularly in the retail distribution channel.

SG&A in the fourth quarter of 2005 increased by $4.1 million from the third quarter of 2005.  A portion of the increase was attributable to the acquisition of Flexia and the balance of the increase was primarily due to higher customer incentives and year-end management bonuses.  The Company also settled a 2002 dispute with a supplier over defective raw material that resulted in a gain of approximately $0.9 million reflected as a reduction of SG&A.  As a percentage of sales, SG&A for the fourth quarter of 2005 was 13.5% compared to 14.3% for the fourth quarter of 2004.

Stock-Based Compensation

In the fourth quarter of 2003, the Company adopted the fair value based method of accounting for stock options and recorded an expense of approximately $0.1 million for the stock options granted to employees during calendar 2003.  For 2005 and 2004, the Company recorded approximately $1.9 million and $1.0 million, respectively, in stock-based compensation expense related to options granted to employees. The year over year expense increase in each of the last two years is due to the larger number of stock option grants being expensed in accordance with the fair value based method of accounting.

Operating Profit

This discussion presents the Company’s operating profit for 2005, 2004 and 2003. “Operating profit” does not have a standardized meaning prescribed by GAAP in Canada or the United States but is included herein as the Company’s management uses “operating profit” to measure and evaluate the profit contributions of the Company’s product offerings as well as the contribution by channel of distribution.

Because “operating profit” is a non-GAAP financial measure, other companies may present similar titled items determined with differing adjustments.  Presented below is a table reconciling this non-GAAP financial measure with gross profit being the most comparable GAAP measurement.  The reader is encouraged to review this reconciliation. Operating profit is defined by the Company as gross profit less SG&A expenses and stock-based compensation.

OPERATING PROFIT RECONCILIATION

(In millions of US dollars)

	Three months ended December 31, (Unaudited)		Twelve months ended December 31,
	2005	2004	2005	2004	2003
	$	$	$	$	$
Gross Profit	45.8	36.1	166.0	143.2	138.9
Less: SG&A Expenses	30.1	25.8	104.8	94.2	89.9
Less: Stock-Based Compensation	0.5	0.4	1.9	1.0	0.1
Operating Profit	15.2	9.9	59.3	48.0	48.9

Operating profit for 2005 amounted to $59.3 million compared to $48.0 million for 2004 and $48.9 million for 2003.  Operating profits increased $11.3 million in 2005 compared to 2004 due to the improvement in gross profits of $22.8 million.  Just under half of the improved gross profits in 2005 was realized in operating profits with the other half of the improved gross profits offsetting increased SG&A expenses and stock-based compensation.  For 2004, the gross profit increase was offset by the increase in SG&A expenses.  The increase in stock-based compensation expense for 2004 compared to 2003 resulted in the decline in operating profit between 2003 and 2004.

The Company’s operating profit for the fourth quarter of 2005 was $15.2 million compared to $9.9 million for the fourth quarter of 2004. The improvement in operating profit was the result of the higher gross profits achieved in 2005. The improved gross profits were the result of the Flexia acquisition in October 2005 and the cumulative benefit of the 2005 sales price increases.

Impairment of Goodwill

In accordance with the requirements of the Canadian Institute of Chartered Accountants (“CICA”), which are substantively equivalent to the applicable US standards, the Company performs an annual goodwill impairment test as at December 31. For purposes of the impairment test, based on the specific requirements of the accounting pronouncements, the Company determined that it was a single reporting unit. The Company calculated the fair value of this reporting unit using the discounted cash flow method, and compared it with other methods including multiples of sales and earnings before interest, income taxes, depreciation and amortization (“EBITDA”), and with historical transactions where appropriate. From these approaches, the fair value was determined. There was no goodwill impairment charge incurred by IPG for the years 2003, 2004 or 2005.

Research and Development

Research and development (“R&D”) remains an important function within the Company. Taken as a percentage of sales, R&D was 0.6% for 2005 and 2004 and 0.5% for 2003.  The Company continues to focus its R&D efforts on new products, new technology developments, new product processes and formulations.  In 2005, the R&D group played an instrumental role in designing new adhesive formulations, which helped the Company mitigate the impact of synthetic rubber shortages.

EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to GAAP net earnings is set out in the EBITDA reconciliation table below.  EBITDA should not be construed as earnings before income taxes, net earnings or cash from operating activities as determined by GAAP.  The Company defines EBITDA as net income before (i) income taxes; (ii) financial expenses, net of amortization; (iii) refinancing expense; (iv) amortization of other intangibles and capitalized software costs; and (v) depreciation.  Adjusted EBITDA is defined as EBITDA before manufacturing facility closure costs. The terms “EBITDA” and “Adjusted EBITDA” do not have any standardized meanings prescribed by GAAP in Canada or the United States and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and Adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flow from operating activities or as alternatives to net income as indicators of IPG’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that it permits investors to make a more meaningful comparison of IPG’s performance between periods presented. In addition, the Company’s covenants contained in the loan agreement with its lenders require certain debt to Adjusted EBITDA ratios be maintained, thus EBITDA and Adjusted EBITDA are used by Management and the Company’s lenders in evaluating the Company’s performance.

EBITDA RECONCILIATION TO NET EARNINGS

(In millions of US dollars)

	Three months ended December 31, (Unaudited)		Twelve months ended December 31,
	2005	2004	2005	2004	2003
	$	$	$	$	$
Net Earnings – As Reported	9.7	17.7	27.8	11.4	18.2
Add Back:
Financial Expenses, net of amortization	6.3	4.1	22.4	23.0	26.7
Refinancing Expense				30.4
Income Taxes (recovery)	(1.7)	(20.5)	1.5	(29.7)	(4.1)
Depreciation & Amortization	7.5	7.8	31.1	29.9	29.4
EBITDA	21.8	9.1	82.8	65.0	70.2
Manufacturing facility closure costs	(0.8)	7.4	1.4	7.4	3.0
Adjusted EBITDA	21.0	16.5	84.2	72.4	73.2

EBITDA was $82.8 million for 2005, $65.0 million for 2004, and $70.2 million for 2003.  Adjusted EBITDA was $84.2 million, $72.4 million, and $73.2 million for the years 2005, 2004 and 2003 respectively.

The Company’s EBITDA for the fourth quarter of 2005 was $21.8 million compared to $9.1 million for the fourth quarter of 2004. The Adjusted EBITDA was $21.0 million in the fourth quarter of 2005 as compared to $16.5 million in the fourth quarter of 2004.

Financial Expenses

Financial expenses decreased 1.9% to $23.8 million for 2005 as compared to $24.3 million for 2004. Financial expenses decreased 15.0% to $24.3 million for 2004 as compared to $28.5 million for 2003.

The decrease in financial expenses for 2005 as compared to 2004, reflects the full year benefit of the third quarter 2004 refinancing described below. However, during 2005, interest rates rose steadily throughout the year, reducing the benefit of the refinancing on the floating rate $275.0 million senior secured credit facility. In response to the rising interest rate environment, in June and July 2005, the Company entered into interest-rate swap agreements that effectively fixed the interest rate on $75.0 million of bank debt at approximately 4.28% plus applicable premium of 2.25% for five years.

The decrease in financial expenses for 2004 compared to 2003, reflects the full year benefit of the debt reduction that occurred at the end of September 2003 (a debt reduction funded through the raising of equity capital), as well as the third quarter 2004 refinancing of substantially all of the Company’s bank indebtedness and long-term debt. Financial expenses for 2003 reflected the concerted effort the Company placed on managing the balance sheet, generating cash and reducing debt and raising additional equity capital.

Financial expenses for the fourth quarter of 2005 totaled $6.7 million, a 54.7% increase compared to $4.3 million for the fourth quarter of 2004. The increase is principally due to the higher interest rates in the fourth quarter of 2005 compared to the fourth quarter of 2004 and the increase in borrowings at the end of September 2005 in order to fund the acquisition of Flexia.

Refinancing Expense

On July 28, 2004, the Company completed the offering of $125.0 million of senior subordinated notes. On August 4, 2004, the Company borrowed the $200.0 million term loan portion of a new $275.0 million senior secured credit facility.  The proceeds from the refinancing were used to repay the then existing bank credit facility, redeem all three series of the Company’s then existing senior secured notes, pay related make-whole premiums, accrued interest and transaction fees and provide cash for general corporate purposes.

In the third quarter of 2004, the Company recorded a one-time pretax charge of approximately $30.4 million ($19.9 million net of related tax benefits) associated with the refinancing transaction.

Income Taxes

In the past three years, the Company’s statutory income tax rate has been impacted primarily by a lower rate on foreign-based income, manufacturing and processing deductions, transactions that resulted in permanent differences and changes in the valuation allowance.

As at December 31, 2005, the Company had approximately $69.3 million in Canadian operating loss carry-forwards for tax purposes expiring from 2007 through 2015, and $153.9 million in US federal and state operating losses for tax purposes expiring from 2008 through 2024. In assessing the valuation of future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will not be realized.  Management considers the scheduled reversal of future income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. The Company expects the future income tax assets to be realized, net of the valuation allowance at December 31, 2005, as a result of the reversal of existing taxable temporary differences. Based on management’s assessment, a $12.4 million valuation allowance was established as at December 31, 2005, which is $4.1 million lower than the allowance established as at December 31, 2004.

Net Earnings – Canadian and US GAAP

For 2005, the Company posted net earnings of $27.8 million as compared to $11.4 million in 2004 and $18.2 million in 2003.

Adjusted net earnings, a non-GAAP financial measure (see table on page 6) amounted to $28.7 million for 2005, $36.0 million for 2004 and $20.1 million for 2003. The Company is including adjusted net earnings here because it believes it provides a better comparison of results for the periods presented since it does not take into account non-recurring items and manufacturing facility closure costs in each period.

Adjusted net earnings does not have any standardized meaning prescribed by GAAP in Canada or the United States and is therefore unlikely to be comparable to similar measures presented by other issuers. A reconciliation of adjusted net earnings to net earnings, being the most comparable measurement under GAAP, is set forth on pages 5 and 6. The reader is encouraged to review this reconciliation.

The Company had net earnings of $9.7 million for the fourth quarter of 2005 as compared to net earnings for the fourth quarter of 2004 totaling $17.7 million.  The substantial increase in fourth quarter 2004 net earnings was due to a tax asset valuation adjustment that contributed the majority of a $20.4 million income tax benefit.  Excluding plant facility closure costs, pretax profits for the fourth quarter of 2005 were $7.3 million, a 58.1% improvement over the 2004 amount of $4.6 million.  The fourth quarter 2005 pretax profit improvement is attributable to the increase in gross profits.

Canadian GAAP net earnings conform in all material respects to amounts that would have to be reported had the financial statements been prepared under US GAAP, except for the effect of variable accounting, which would result in an increase in net earnings of approximately $0.3 million in 2005 ($1.4 million in 2004 and a reduction of $1.7 million in 2003). Consequently, in accordance with US GAAP, net earnings in 2005 would be approximately $28.0 million, $12.7 million in 2004 and $16.5 million in 2003. For further details, see Note 22a to the consolidated financial statements.

In the case of IPG, net earnings are equal to earnings from continuing operations, as the Company had no discontinued operations, extraordinary items, or changes in accounting principles that resulted in a charge against earnings for these periods.

Earnings Per Share – Canadian and US GAAP

Basic and diluted net earnings per share in accordance with Canadian GAAP conform in all material respects to amounts that would have been reported had the financial statements been prepared under US GAAP, except for the impact of variable accounting previously discussed under the caption “Net earnings – Canadian and US GAAP”. Consequently, in accordance with US GAAP, basic and diluted net earnings per share would be $0.68 in 2005 ($0.31 in 2004 and $0.46 in 2003).

The Company reported earnings per share of $0.67 basic and diluted for 2005 as compared to earnings per share of $0.28 basic and $0.27 diluted for 2004 and earnings per share of $0.51 basic and $0.50 diluted for 2003. The weighted-average number of common shares outstanding for the purpose of the basic EPS calculation was 41.2 million for 2005 (41.3 million diluted), 41.2 million (41.4 million diluted) for 2004 and 36.0 million (36.1 million diluted) for 2003. The increases in the weighted-average number of shares outstanding in 2003 was primarily due to the equity offering at the end of September 2003 and the issuance of shares in June 2003 to acquire the remaining 50% common equity interest in Fibope. The increase in the weighted-average number of shares outstanding in 2004 was due to the full year effect of the September 2003 equity offering and the June 2003 Fibope acquisition.

The adjusted EPS (see table on page 6) for 2005 was $0.70 basic and $0.69 diluted, compared to $0.87 basic and diluted for 2004, and to $0.56 basic and diluted for 2003.

Off-Balance Sheet Arrangements and Related Party Transactions

The Company maintains no off-balance sheet arrangements except for the interest rate swap agreements and letters of credit issued and outstanding discussed in the section entitled “Bank Indebtedness and Credit Facilities” and in Notes 15 and 16 to the consolidated financial statements. The Company is not a party to any material related party transactions.

Liquidity and Capital Resources

Cash Flow

In 2005, the Company generated cash flow from operating activities of $32.4 million.  In 2004, the Company used cash of $4.1 million in operating activities.  In 2003, the Company generated cash flow from operating activities of $40.4 million. In the fourth quarter of 2005, the Company generated $11.9 million cash flow from operating activities compared to $1.7 million for the fourth quarter of 2004.

Cash from operations before changes in non-cash working capital items increased in 2005 by $30.8 million to $57.7 million from $26.9 million in 2004.  The increase in 2005 was due to improved profitability and the absence of a $21.9 million make-whole payment to the Company’s previous noteholders, which occurred in the third quarter of 2004 as part of the refinancing.  Cash from operations before changes in non-cash working capital items decreased in 2004 by $11.2 million to $26.9 million from $38.1 million in 2003.  The decrease in 2004 is primarily the result of the make-whole payment. Excluding this item, cash from operations before changes in non-cash working capital items was $48.8 million, a $10.7 million increase over 2003.  For the fourth quarter of 2005, cash from operations before changes in non-cash working capital was $12.0 million compared to $9.4 million in the fourth quarter of 2004.  The improvement in 2005 is the result of improved profitability compared to the fourth quarter of 2004.

In 2005, non-cash working capital items used $25.3 million in net cash flow, including $0.1 million used in the fourth quarter.  Most of the increase in working capital was in trade and other receivables of $10.2 million and accounts payable and accrued liabilities of $12.5 million.  Due to the two major Gulf Coast hurricanes late in the third quarter of 2005, resin prices increased substantially, resulting in higher working capital investments in the fourth quarter for both inventories and trade receivables.   The increased inventories investment resulting from higher material costs was substantially offset by the Company’s ability to substantially reduce inventory units, particularly in raw materials.  The decrease in accounts payable and accrued expenses was due to lack of inventory pre-buying at December 31, 2005 compared to December 31, 2004 and the fact that the Company was taking increased advantage of prompt pay discounts from suppliers at the end of 2005.

In 2004, non-cash working capital items used $30.9 million in net cash flow, of which $7.6 million was used in the fourth quarter.  An increase in trade and other receivables of $12.7 million and an increase in inventories of $20.1 million accounted for the use of working capital.  As in 2005, rapidly rising raw material costs over the course of the year consumed cash in the form of higher inventory investments. Also impacting inventories was the Company’s practice of pre-buying raw materials in anticipation of future raw material costs increases. The tesa acquisition in February 2004 increased working capital requirements for inventories and trade accounts receivable to accommodate the acquired customers.  Increases in unit sales prices also increased the balance of trade accounts receivable owed by customers.

In 2003, non-cash working capital items generated $2.3 million additional net cash flow.  This was driven by an increase in trade payables of $10.5 million less an increase in trade and other receivables of $2.4 million and an increase in inventories of $5.1 million.  The increase in inventories was a result of several factors.  First, there was a need to increase finished goods inventory in the water activated product line to accommodate the closure of the Green Bay facility at the end of December and insure a smooth transition for IPG’s customers.  Second, masking and duct tape inventories were increased in order to facilitate the February 2004 transfer of customers from tesa to IPG. Lastly, certain finished goods inventories were increased to facilitate the consolidation of three RDCs into the new RDC located in Danville, Virginia which opened in late January 2004.

Cash flow used in investing activities was $55.8 million for 2005 as compared to $37.6 million for 2004 and $20.6 million for 2003.  These investing activities include an increase in property, plant and equipment of $24.0 million for 2005, $18.4 million for 2004 and $13.0 million for 2003.  In the fourth quarter of 2005, the Company used cash of $28.1 million to acquire Flexia and in the first quarter of 2004 the Company purchased the duct and masking tape operations of tesa for $5.5 million.  In addition, goodwill increased $6.2 million in 2003 as a result of the payment of an additional amount related to a prior acquisition.  Other assets increased $3.9 million during 2005, $13.2 million during 2004 and $1.4 million in 2003. The increase in 2004 includes $10.5 million incurred for debt issuance costs associated with the refinancing.  Cash flow used in investing activities was $36.4 million for the fourth quarter of 2005 compared to $6.7 million for the fourth quarter of 2004, an increase of $29.7 million.  Most of the increase was due to the Flexia acquisition in 2005 and increased spending on capital assets.

Cash flow provided by financing activities totaled $11.7 million in 2005 and $63.2 million in 2004. Cash flow used in financing activities amounted to $16.4 million in 2003.  On the last business day of the third quarter of 2005, the Company borrowed $23.5 million under its revolving credit facilities to fund the Flexia acquisition which closed on October 5, 2005.  This increased IPG’s total outstanding balance under its revolving credit facilities to $28.5 million.  During the fourth quarter of 2005, the Company was able to reduce its revolving credit facilities by a total of $13.5 million to $15.0 million at December 31, 2005. During the third quarter of 2004, the Company borrowed $325.0 million to refinance substantially all of its bank indebtedness and long-term debt.  During 2004, the Company issued approximately 345,000 shares for a consideration of $2.7 million to fund its contributions to various pension funds and for the exercise of employees’ stock options. During 2003, the Company issued 5,750,000 shares from treasury as a result of an equity offering for a consideration of $41.3 million. The proceeds were used to pay down short-term bank indebtedness under the Company’s then existing line of credit and to retire long-term debt. In 2003, the Company also issued approximately 343,000 shares for consideration of $2.4 million to fund its contributions to various pension funds and for the exercise of employees’ stock options. The Company retired long-term debt in the amount of $64.3 million in 2003 utilizing a combination of net cash flows from operations, the proceeds from the equity offering and increased borrowings under its then existing line of credit.

In 2003, the Company entered into a twenty-year capital lease for its RDC in Danville, Virginia.  The lease commenced in January 2004. This non-cash transaction was valued at $7.2 million and is reflected in the Company’s consolidated balance sheet as property, plant and equipment and long-term debt.

Free cash flow, a non-GAAP measurement that is defined by the Company as cash flows from operating activities less property, plant and equipment expenditures and dividends was $8.4 million for 2005, an improvement of $30.9 million from 2004, which was negative $22.5 million.  The improvement is due to the absence in 2005 of the $21.9 million make-whole payment discussed above and improved profitability.  The improvement in free cash for 2005 was not as substantial as anticipated, particularly in the fourth quarter, as the rapid escalation in raw material costs and the resulting increase in inventory values, offset the inventory unit reduction achieved in the fourth quarter.  Free cash flow for 2003 was $27.4 million.  The Company is including free cash flow because it is used by Management and the Company’s investors in evaluating the Company’s performance.  Free cash flow does not have any standardized meaning prescribed by GAAP in Canada or the United States and is therefore, unlikely to be comparable to similar measures presented by other issuers. A reconciliation of free cash flow to cash flow from operating activities, the most directly comparable GAAP measure, is set forth below. The reader is encouraged to review this reconciliation.

FREE CASH FLOW RECONCILIATION

(In millions of US dollars)

	2005	2004	2003
Cash Flow From Operating Activities	32.4	(4.1)	40.4
Less: Capital Expenditures	24.0	18.4	13.0
Free Cash Flow	8.4	(22.5)	27.4

Liquidity

As at December 31, 2005, working capital stood at $174.6 million as compared to $146.8 million as at December 31, 2004. The increase of $27.8 million is due to the increase in receivables and inventories previously discussed, the decrease in cash on hand from $21.9 million at December 31, 2004 to $10.1 million at December 31, 2005, a $14.6 million increase in the current future income taxes due to the expected utilization of net operating loss carryforwards in 2006, a $3.7 million increase in other receivables due to the insurance claim arising out of the Columbia, South Carolina facility explosion and a $15.0 million increase in bank indebtedness. The Company believes that it has sufficient working capital to meet the requirements of its day-to-day operations, given its operating margins and projected budgets.

Quick assets, which are the Company’s total current assets excluding prepaid expenses and future income taxes, increased by $30.4 million during 2005 to a level of $272.1 million, and by $57.4 million during 2004 to a level of $241.7 million. The 2005 increase was due to increased investments in inventories and trade receivables triggered by the higher cost of raw materials. The 2004 increase was primarily due to the increased cash provided by the refinancing, the increases in trade receivables resulting from higher sales volume and increased inventories due to higher raw material costs and pre-buying.

The Company’s cash liquidity is influenced by several factors, the most significant of which is the Company’s level of inventory investment. The Company periodically increases its inventory levels when business conditions suggest that it is in the Company’s interest to do so, such as buying opportunities to mitigate the impact of rising raw material costs. The Company believes it has adequate cash and credit availability to support these strategies.

Days outstanding in trade receivables were 56.6 days at the end of 2005 as compared to 53.6 days at the end of 2004. Due to rising raw material costs, inventory turnover (cost of sales divided by inventories) slipped to 6.0 times in 2005 compared to 6.1 times in 2004.

Currency Risk

The Company is subject to currency risks through its Canadian and European operations. Changes in the exchange rates may result in decreases or increases in the Company’s foreign exchange gains or losses. The Company does not use derivative instruments to reduce its exposure to foreign currency risk, as historically these risks have not been significant.

Capital Expenditures

Total property, plant and equipment expenditures were $24.0 million, $18.4 million and $13.0 million for the years 2005, 2004 and 2003 respectively.

Prior to 2004, property, plant and equipment expenditures were maintained at lower than historical levels as the Company was working to reduce its debt.  The refinancing in the third quarter of 2004 positioned the Company to increase its capital investment for further growth and productivity. Based on current volume and anticipated market demand, the Company believes it has sufficient capacity available to accommodate increases in volumes in most products without additional capital expenditure.  In addition, Management believes the Company is positioned to take advantage of opportunities that may arise to grow its market share in existing products, expand its product offerings or expand its market.

Bank Indebtedness and Credit Facilities

The Company has a US$65.0 million five-year revolving credit facility and a US$10.0 million five-year revolving credit facility available in Canadian dollars.  As at the end of 2005, the Company had $15.0 in outstanding draws under these facilities and $7.0 million in outstanding letters of credit.  As at December 31 2004, none of the revolving credit facilities were drawn except for $3.8 million in outstanding letters of credit. The facilities are part of the $275.0 million Senior Secured Credit Facility described in more detail below. The Senior Secured Credit Facility, along with the issuance of Senior Subordinated Notes also described below, allowed the Company to refinance substantially all of its bank indebtedness and long-term debt including its previously existing $50.0 million revolving line of credit.  When combined with on-hand cash and cash equivalents and temporary investments, the Company had total cash and credit availability, subject to covenant restrictions, of $66.8 million as at December 31, 2005 and $93.6 million as at December 31, 2004.  The decrease between December 31, 2004 and December 31, 2005 is due to the borrowing of the funds to finance the acquisition of Flexia in October 2005.

Long-Term Debt

On July 28, 2004, the Company completed the offering of $125.0 million of Senior Subordinated Notes due 2014.  On August 4, 2004, initial funding under the Company’s new $275.0 million Senior Secured Credit Facility occurred, consisting of a $200.0 million term loan and a total of $75.0 million in revolving credit facilities.  The proceeds from the refinancing were used to repay the Company’s then existing bank credit facility, redeem all three series of its then existing senior secured notes, pay related make-whole premiums, accrued interest and transaction fees and provide cash for general working capital purposes.

The Senior Secured Credit Facility is guaranteed by the Company and substantially all of its subsidiaries and is secured by a first priority perfected security interest in substantially all tangible and intangible assets owned by the Company and substantially all of its subsidiaries, subject to certain customary exceptions.

The Company reduced indebtedness associated with long-term debt instruments by $64.3 million during 2003. In 2004, the Company’s non-current long-term debt increased by $96.0 million however, due to the refinancing, it is at a reduced cost to the Company. A portion of the Company’s increase in indebtedness in 2004 was also attributable to the capital lease for the new RDC in Danville, Virginia, and the reclassification of short-term debt to long-term debt as a result of the refinancing. In 2005, the Company reduced its indebtedness associated with its long-term debt instruments by $3.0 million in accordance with its debt amortization schedule.

Tabular Disclosure of Contractual Obligations

Our principal contractual obligations and commercial commitments relate to our outstanding debt and our operating lease obligations. The following table summarizes these obligations as of December 31, 2005:

	Payments Due by Period
Contractual Obligations (in millions of US dollars)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	$	$	$	$	$
Long-Term Debt	323.9	2.6	4.5	97.5	219.3
Capital (Finance) Lease Obligations	10.7	0.6	1.1	1.1	7.9
Operating Lease Obligations	21.4	6.1	9.4	4.9	1.0
Purchase Obligations
Other Long-Term Liabilities Reflected on Balance Sheet under GAAP of the primary financial statements
Total	356.0	9.3	15.0	103.5	228.2

IPG anticipates that funds generated by its operations and funds available to it under its Senior Secured Credit Facility will be sufficient to meet working capital requirements and anticipated obligations under its Senior Secured Credit Facility and the Senior Subordinated Notes and to finance capital expenditures for the foreseeable future. The Company has experienced, and expects to continue to experience in the future, fluctuations in its quarterly results of operations. IPG’s ability to make scheduled payments of principal or interest on, or to make other payments on and refinance, its indebtedness, or to fund planned capital expenditures and existing capital commitments, will depend on IPG’s future performance, which is subject to general economic conditions, the competitive environment and other factors, a number of which are outside of the Company’s control.

The credit agreement governing the Senior Secured Credit Facility and the indenture governing the outstanding Senior Subordinated Notes each contain restrictive covenants that, among other things, limit the Company’s ability to incur additional indebtedness, make restricted payments, make loans or advances to subsidiaries and other entities, invest in capital expenditures, sell its assets or declare dividends. In addition, under its Senior Secured Credit Facility, the Company is required to maintain certain financial ratios, including a maximum total leverage ratio, a minimum interest coverage ratio and a minimum fixed charge ratio.  The Company was in compliance with its financial covenants as at December 31, 2005.

Capital Stock

As at February 28, 2006 there were 40,958,074 common shares of the Company outstanding.

In 2005, 2004, and 2003, employees exercised stock options worth $0.1 million, $1.0 million and $0.7 million respectively. Further, in both 2004 and 2003, $1.7 million worth of shares were issued in relation to funding the Company’s US employee stock ownership retirement savings plan.

In the fourth quarter of 2005, the Company reacquired and cancelled 250,587 common shares of the Company as part of a settlement with the former owner of a business the Company had previously acquired.

On March 13, 2006, the Company announced the effectiveness of a new Normal Course Issuer Bid (NCIB) in Canada, pursuant to which the Company may, over a 12-month period, repurchase at prevailing market prices, up to a maximum of 2,047,903 of its common shares.  The bid commenced on March 16, 2006 and the bid will remain in effect until the earlier of March 15, 2007 or the date upon which the Company has either acquired the maximum number of common shares specified above or otherwise decided not to make any further purchases under the bid.  The Company believes that the purchase of its own common shares may, in appropriate circumstances, be a responsible investment of available funds on hand.

During November 2004, the Company announced that it had registered an NCIB in Canada, under which the Company was authorized to repurchase up to 5.0% of its outstanding common shares. In the fourth quarter of 2004, there were 53,200 shares purchased for cancellation at a cost to the Company of $0.4 million.  In the second quarter of 2005, there were 46,300 shares purchased for cancellation at a cost to the Company of $0.3 million. There were no shares purchased for cancellation during 2003. The NCIB expired on November 8, 2005.

In the third quarter of 2003, the Company issued 5,750,000 common shares at a price of CA$10.00 per share (US$7.18 per share after issue costs) for a cash infusion of US$41.3 million net of issue costs.  The proceeds from the stock issue were used to reduce short-term bank indebtedness, repay long-term bank indebtedness and repay principal amounts under the Company’s then existing notes.

During 2003, in a transaction valued at $7.2 million, 1,030,767 common shares were issued to acquire the remaining 50% common equity interest of Fibope.

Accumulated currency translation adjustments increased $12.0 million during 2004, from $19.2 million as at December 31, 2003 to $31.2 million as at December 31, 2004. In 2005, the increase was $2.6 million from $31.2 million as at December 31, 2004 to $33.8 million as at December 31, 2005. The increases in both years were due to the strengthening of the Canadian dollar.  In 2004, the Euro also strengthened relative to the US dollar.  For 2005, the Euro weakened relative to the US dollar.

Business Acquisitions

In October 2005, the Company, through a wholly-owned Canadian subsidiary, acquired all of the outstanding capital stock of Flexia Corporation Ltd., being the successor entity to Flexia Corporation and Fib-Pak Industries Inc. for an aggregate consideration of approximately $29.1 million after purchase price adjustments occurring subsequent to year-end of which $28.1 million was paid in cash and the balance is included in accounts payable and accrued liabilities. Flexia produces a wide range of engineered coated products, polyethylene scrims and polypropylene fabrics.

In February 2004, the Company purchased for a cash consideration of $5.5 million plus contingent consideration (dependent on business retention), assets relating to the masking and duct tape operations of tesa.  At the same time, the Company finalized its three-year agreement to supply duct tape and masking tape to tesa. The acquisition has been accounted for using the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets and liabilities based on their estimated fair values as at the date of the acquisition.

During 2003, the Company acquired the remaining 50% common equity interest in Fibope, a manufacturer and distributor of film products in Portugal. The acquisition has been accounted for using the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets and liabilities based on their estimated fair values as at the date of the acquisition. Previously, the Company had accounted for its investment in Fibope as a joint venture using the proportionate consolidation method.  The Company acquired the remaining interest in Fibope in order to provide a viable platform from which to introduce products made in its various North American facilities into the European markets. The purchase price of $7.2 million was settled by the issuance of 1,030,767 common shares of the Company.  The Company acquired assets with a fair value of $11.1 million, including approximately $3.4 million of goodwill, and assumed liabilities of $3.9 million, of which $2.2 million was interest-bearing debt.

Pension and Post-Retirement Benefit Plans

IPG’s pension benefit plans are currently showing an unfunded deficit of $15.8 million at the end of 2005 as compared to $11.6 million at the end of 2004. Included in the increase in the unfunded deficit between the end of 2004 and the end of 2005 is $3.4 million of deficits assumed with respect to the two defined benefit plans of Flexia. For both 2005 and 2004, the Company contributed $2.3 million annually to its plans. The Company may need to divert some of its resources in the future in order to resolve this funding deficit but expects to meet its pension benefit plan funding obligations in 2006 through cash flows from operations.

Dividend on Common Shares

No dividends were declared on the Company’s stock in 2005, 2004 or 2003.

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires Management to make estimates and assumptions that affect the recorded amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. On an on-going basis Management reviews its estimates, including those relating to the allowance for doubtful accounts, reserve for slow moving and unmarketable inventories and income taxes based on currently available information. Actual results may differ from those estimates.

The allowance for doubtful accounts is based on reserves for specific accounts which Management believes may not be fully recoverable combined with an overall reserve reflective of the Company’s historical bad debt experience and current economic conditions.

Establishing and updating the reserve for slow moving and unmarketable inventories starts with an evaluation of the inventory on hand as compared to historical and expected future sales of the products. For items identified as slow-moving or unmarketable; the cost of products is compared with their estimated net realizable values and a valuation reserve is established when the cost exceeds the estimated net realizable value.

In assessing the realizability of future income tax assets, Management considers whether it is more likely than not that some portion or all of the future income tax assets will not be realized. Management considers the scheduled reversal of future income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

Changes in Accounting Policies

Derivative Financial Instruments

Derivative financial instruments are utilized by the Company to reduce interest rate risk on its debt.  The Company does not enter into financial instruments for trading or speculative purposes.

The Company’s policy is to formally designate each derivative financial instrument as a hedge of a specifically identified debt instrument.  The Company believes the derivative financial instruments are effective as hedges, both at inception and over the term of the instrument, as the term to maturity, the principal amount and the interest rate basis in the instruments all match the terms of the debt instrument being hedged.

Interest rate swap agreements are used as part of the Company’s program to manage the floating interest rate mix of the Company’s total debt portfolio and related overall cost of borrowing.  The interest rate swap agreements involve the periodic exchange of payments without the exchange of the notional principal amounts upon which the payments are based, and are recorded as an adjustment of interest expense on the hedged debt instrument.  The related amount payable to or receivable from counterparties is included as an adjustment of accrued interest.

Gains and losses on terminations of interest rate swap agreements are deferred under other current, or noncurrent, assets or liabilities on the consolidated balance sheet and amortized as an adjustment to interest expense related to the obligation over the remaining term of the original contract life of the terminated swap agreement.  In the event of early extinguishment of the debt obligation, any realized or unrealized gain or loss from the swap would be recognized in the consolidated statement of earnings at the time of extinguishment.

Consolidation of variable interest entities

In June 2003, the Canadian Institute of Chartered Accountants (“CICA”) issued Accounting Guideline 15 (AcG-15), Consolidation of Variable Interest Entities. This guideline clarifies and addresses the application of consolidation guidelines to those entities defined as variable interest entities (VIEs), which are entities that are subject to control on a basis other than voting interest. Such entities should be consolidated by the primary beneficiary, which is the entity that will absorb the majority of the VIEs expected losses or will receive a majority of its expected residual returns, or both.  This guideline is required for annual and interim periods beginning on or after November 1, 2004.  The application of AcG-15 had no impact on the Company’s consolidated financial statements.

Impact of Accounting Pronouncements Not Yet Implemented

Canadian GAAP

Financial instruments

In April 2005, the CICA issued the following new sections: Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments-Recognition and Measurements, and Section 3865, Hedges. These standards, which are aimed at harmonizing Canadian and US rules, will be applicable for fiscal years starting on or after October 1, 2006. The Company is currently evaluating the impact of these pronouncements including the initial application.

▪

Section 1530, Comprehensive Income

According to Section 1530, Comprehensive Income, comprehensive income includes net income as well as all changes in equity during a period, from transactions and events from non-owners sources.

▪

Section 3251, Equity

This section establishes standards for the presentation of equity and changes in equity during the reporting period. The main feature of this Section is a requirement for an enterprise to present separately the changes in equity during the period, including comprehensive income as well as components of equity at the end of the period.

▪

Section 3855, Financial Instruments-Recognition and Measurements

One of the basic principles of Section 3855 is that fair value is the most relevant measure for financial instruments.

▪

Financial assets, which involve trade and loans receivable and investments in debt and equity securities, must be classified into one of four categories:

▪

Held-to maturity investments (measured at amortized cost)

▪

Loans and receivables (measured at amortized cost)

▪

Held for trading assets (measured at fair value with changes in fair value recognized in earnings immediately)

▪

Available for sale assets, including investments in equity securities, held-to-maturity investments that an entity elects to designate as being available for sale and any financial asset that does not fit into any other category (measured at fair value with changes in fair value accumulated in a separate component of shareholders’ equity called “Other Comprehensive Income” until the asset is sold or impaired).

▪

Financial liabilities, which include long-term debt and other similar instruments, must be accounted for at amortized cost, except for those classified as held for trading, which must be measured at fair value.

▪

Section 3865, Hedges

Section 3865 includes the guidance on hedging relationships that was previously contained in AcG-13, Hedging Relationships, such as that relating to the designation of hedge relationships and their documentation and specifies how hedge accounting should be applied and identifies the information that should be disclosed.

▪

Derivatives used as hedging items should be measured at fair value considering the following specific considerations:

▪

If the derivative is used as a hedge of an exposure to changes in fair value of an asset or a liability or of a firm commitment, changes in fair value of derivative and offsetting change in the fair value of the hedged item attributable to the hedged risk exposure are recognized in net income. The carrying amount of the hedged item is adjusted for the gain or loss on the hedged risk.

▪

If the derivative is used as a hedge of an exposure to changes in cash flows of an asset or liability or of a forecasted transaction or for a foreign currency risk relating to a firm commitment, the portion of the gain or loss on the derivative that is determined to be an effective hedge is recognized in other comprehensive income. The portion determined not to be an effective hedge is recognized in net income. Gains or losses accrued in other comprehensive income are recognized in net income in the period in which the hedged item has an impact on net earnings.

▪

A hedge of a net investment in a self-subsidizing foreign operation is treated in a manner similar to a cash flow hedge.

Non-monetary transactions

Section 3831 establishes standards for the measurement and disclosure of non-monetary transactions. An asset exchanged or transferred in a non-monetary transaction is measured at its carrying amount when the transaction lacks commercial substance. Specific criteria are given to assets whether this condition is present in a particular exchange, which would require an entity to consider whether its value or its future cash flows have been altered as a result of the transaction. The “commercial substance” criterion replaces the “culmination of the earnings process” criterion in former Section 3830. The new requirements are effective for non-monetary transactions initiated in periods beginning on or after January 1, 2006. The Company does not expect this pronouncement to have a material impact on its results of operations and financial condition.

Accounting for conditional asset retirement obligations

In December 2005, the Emerging Issues Committee (EIC) of the CICA issued EIC-159, Conditional Asset Retirement Obligations. This pronouncement governs the accounting for asset retirement obligations where the method or timing of disposal of an asset is conditional on some future event. The new pronouncement is effective for annual and interim periods ending after March 31, 2006. The Company does not expect this pronouncement to have a material impact on its results of operations and financial condition.

US GAAP

Accounting for conditional asset retirement obligations

FASB Interpretation No. 47 (FIN47), issued in March 2005, clarifies that the term “conditional asset retirement obligation” as used in FASB Statement No. 143, Accounting for Asset Retirement Obligations, refers to a legal condition to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be with the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. This Interpretation is effective no later than the end of fiscal years ending after December 15, 2005 and had no material impact on the Company’s financial position and results of operations.

Share-Based Payment

The FASB issued SFAS No. 123 (“SFAS 123 (R)”), Share-Based Payment, in December 31, 2004. SFAS 123 (R) requires all entities to recognize the fair value of share-based payment awards (stock compensation) classified in equity. SFAS 123 (R) is effective for the Company at the beginning of the fiscal year 2006. The requirements of SFAS 123 (R) will not have an impact on the Company’s results of operations and financial condition.

Inventory Costs

In November 2004, the FASB issued SFAS 151, Inventory Costs – An Amendment of ARB No. 43, Chapter 4.

SFAS 151 amends the guidance in ARB No. 43, Chapter 4 Inventory Pricing, to clarify the accounting for certain abnormal amounts in establishing inventory valuation. The proposed statement would recognize as current-period charges, idle facility expense, excessive spoilage, double freight, and rehandling costs regardless of whether they meet the criterion of so abnormal: as stated in ARB No. 43. The proposed statement would also require that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005. The Company expects that this pronouncement will not have a material impact on its results of operations and financial condition.

Exchange of Non-Monetary Assets

December 2004, the FASB issued SFAS 153, Exchange of Non-monetary Assets – An Amendment of APB Opinion No. 29. SFAS 153 eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion 26, Accounting for Non-monetary Transactions, and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005. The Company expects that this pronouncement will not have a material impact on its results of operations and financial condition.

Accounting Changes and Error Corrections

During the second quarter of 2005, the FASB issued SFAS 154, Accounting Changes and Error Corrections, which changes the accounting and reporting requirements for the change in an accounting principle, SFAS 154 requires retrospective application to prior periods’ financial statements of changes in an accounting principle, unless it is impracticable to do so. SFAS 154 differentiates between retrospective application and restatement. Retrospective application is defined as the application of a different accounting principle to prior accounting periods as if that principle had always been used, or as the adjustment of previously issued financial statements to reflect a change in the reporting entity. SFAS 154 is effective for accounting changes and correction of error made in fiscal years beginning after December 15, 2005. The Company does not expect this pronouncement to have a material impact on its results of operations and financial condition.

Controls and Procedures

The Chief Executive Officer and Chief Financial Officer of the Company conducted an evaluation of the disclosure controls and procedures as required by Multilateral Instrument 52-109 issued by the Canadian Securities Administrators. They concluded that as at December 31, 2005 the Company’s disclosure controls and procedures were effective in ensuring that material information regarding this MD&A and other required filings were made known to them on a timely basis.

Disclosure Required by the NYSE

A summary of the significant ways that the corporate governance practices of the Company differs from that of a US company is available on the Company’s website at www.intertapepolymer.com under “Investor Relations”.

Additional Information

Additional information relating to IPG, including its Annual Information Form is filed on SEDAR at www.sedar.com in Canada and on EDGAR at www.sec.gov in the US.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

TO THE SHAREHOLDERS OF INTERTAPE POLYMER GROUP INC.

The consolidated financial statements of Intertape Polymer Group Inc. and the other financial information included in this annual report are the responsibility of the Company's Management and have been examined and approved by its Board of Directors. These consolidated financial statements have been prepared by Management in accordance with Canadian generally accepted accounting principles and include some amounts that are based on Management's best estimates and judgments. The selection of accounting principles and methods is Management's responsibility.

The Company maintains internal control systems designed to ensure that the financial information produced is relevant and reliable.

Management recognizes its responsibility for conducting the Company's affairs in a manner to comply with the requirements of applicable laws and established financial standards and principles, and for maintaining proper standards of conduct in its activities.

The Board of Directors assigns its responsibility for the financial statements and other financial information to the Audit Committee, all of whom are non-management and unrelated directors.

The Audit Committee's role is to examine the financial statements and annual report and recommend that the Board of Directors approve them, to examine the internal control and information protection systems and all other matters relating to the Company's accounting and finances. In order to do so, the Audit Committee meets periodically with external auditors to review their audit plans and discuss the results of their examination. This committee is responsible for recommending the appointment of the external auditors or the renewal of their engagement.

The Company's external auditors, Raymond Chabot Grant Thornton LLP appointed by the shareholders at the Annual and Special Meeting on May 25, 2005, have audited the Company's consolidated financial statements and their report indicating the scope of their audit and their opinion on the consolidated financial statements follows.

Sarasota/Bradenton, Florida and Montreal, Canada

February 28, 2006

/s/ Melbourne F. Yull

Melbourne F. Yull

Chairman and Chief Executive Officer

/s/ Andrew M. Archibald

Andrew M. Archibald

Chief Financial Officer and Secretary

AUDITORS' REPORT

TO THE SHAREHOLDERS OF INTERTAPE POLYMER GROUP INC.

We have audited the consolidated balance sheets of Intertape Polymer Group Inc. as at December 31, 2005 and 2004 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

/s/Raymond Chabot Grant Thornton LLP

Chartered Accountants

Montreal, Canada

February 28, 2006

Intertape Polymer Group Inc.

Consolidated Earnings

Years Ended December 31,

(In thousands of US dollars, except per share amounts)

	2005	2004	2003
	$	$	$
Sales	801,844	692,449	621,321
Cost of sales	635,845	549,252	482,423
Gross profit	165,999	143,197	138,898
Selling, general and administrative expenses	104,814	94,226	89,917
Stock-based compensation expense	1,911	1,046	130
Research and development	4,725	4,233	3,272
Financial expenses (Note 5)	23,799	24,253	28,521
Refinancing expense (Note 15)		30,444
Manufacturing facility closure and industrial accident costs (Note 4)	1,431	7,386	3,005
	136,680	161,588	124,845
Earnings (loss) before income taxes	29,319	(18,391)	14,053
Income taxes (recovery) (Note 6)	1,528	(29,749)	(4,125)
Net earnings	27,791	11,358	18,178
Earnings per share (Note 7)
Basic	0.67	0.28	0.51
Diluted	0.67	0.27	0.50

Consolidated Retained Earnings

Years Ended December 31,

(In thousands of US dollars)

	2005	2004	2003
	$	$	$
Balance, beginning of year	79,609	68,291	50,113
Net earnings	27,791	11,358	18,178
	107,400	79,649	68,291
Premium on purchase for cancellation of common shares	239	40
Balance, end of year	107,161	79,609	68,291

The accompanying notes are an integral part of the consolidated financial statements and Note 5 presents additional information on the consolidated earnings.

Intertape Polymer Group Inc.

Consolidated Cash Flows Years Ended December 31, (In thousands of US dollars)

	2005	2004	2003
OPERATING ACTIVITIES	$	$	$
Net earnings	27,791	11,358	18,178
Non-cash items
Depreciation and amortization	31,131	29,889	29,375
Property, plant and equipment impairment and other non-cash charges in connection with facility closures	299	5,848	732
Future income taxes	714	(28,806)	(7,148)
Insurance claim	(3,679)
Write-off of debt issue expenses		8,482
Stock-based compensation expense	1,911	1,046
Pension and post-retirement benefits funding in excess of amounts expensed	(479)	(858)
Other non-cash items		(95)	(3,000)
Cash flows from operations before changes in non-cash working capital items	57,688	26,864	38,137
Changes in non-cash working capital items
Trade receivables	(10,750)	(11,345)	(741)
Other receivables	535	(1,308)	(1,647)
Inventories	(1,366)	(20,115)	(5,139)
Parts and supplies	(1,145)	(266)	(776)
Prepaid expenses	(95)	202	100
Accounts payable and accrued liabilities	(12,500)	1,909	10,465
	(25,321)	(30,923)	2,262
Cash flows from operating activities	32,367	(4,059)	40,399
INVESTING ACTIVITIES
Temporary investment	489	(497)
Property, plant and equipment	(24,026)	(18,408)	(12,980)
Business acquisition (Note 8)	(28,118)	(5,500)
Goodwill	(300)		(6,217)
Other assets	(3,852)	(13,178)	(1,435)
Cash flows from investing activities	(55,807)	(37,583)	(20,632)
FINANCING ACTIVITIES
Net change in bank indebtedness	15,000	(13,967)	4,910
Issue of long-term debt		325,787
Repayment of long-term debt	(3,032)	(250,936)	(64,329)
Issue of common shares	89	2,717	43,009
Common shares purchased for cancellation	(340)	(418)
Cash flows from financing activities	11,717	63,183	(16,410)
Net increase (decrease) in cash and cash equivalents	(11,723)	21,541	3,357
Effect of foreign currency translation adjustments	(25)	341	(3,357)
Cash and cash equivalents, beginning of year	21,882
Cash and cash equivalents, end of year	10,134	21,882
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION
Interest paid	22,510	22,258	29,309
Income taxes paid	1,446	2,004	1,790

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Balance Sheets December 31,

(In thousands of US dollars)

	2005	2004
	$	$
ASSETS
Current assets
Cash and cash equivalents	10,134	21,882
Temporary investment (Note 9)		497
Trade receivables (net of allowance for doubtful accounts of $7,574; $4,065 in 2004)	124,440	101,628
Other assets and receivables (Note 10)	17,125	13,381
Inventories (Note 11)	105,565	90,677
Parts and supplies	14,836	13,618
Prepaid expenses	8,406	7,788
Future income taxes (Note 6)	16,142	1,509
	296,648	250,980
Property, plant and equipment (Note 12)	362,827	352,610
Other assets (Note 13)	21,071	20,663
Future income taxes (Note 6)	24,014	36,689
Goodwill (Note 14)	184,756	179,958
	889,316	840,900

LIABILITIES

Current liabilities
Bank indebtedness (Note 15)	15,000
Accounts payable and accrued liabilities	104,256	101,115
Installments on long-term debt	2,784	3,032
	122,040	104,147
Long-term debt (Note 16)	328,113	331,095
Pension and post-retirement benefits (Note 20)	4,313	923
Other liabilities (Note 17)	435	435
	454,901	436,600

SHAREHOLDERS' EQUITY

Capital stock (Note 18)	287,187	289,180
Contributed surplus (Note 18)	6,237	4,326
Retained earnings	107,161	79,609
Accumulated currency translation adjustments	33,830	31,185
	434,415	404,300
	889,316	840,900

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board

/s/John Richardson

 /s/Gordon Cunningham

John Richardson F.C. A., Director          Gordon Cunningham, Director

Intertape Polymer Group Inc.

Notes To Consolidated Financial Statements

December 31,

(In US dollars; tabular amounts in thousands, except as otherwise noted)

1. GOVERNING STATUTES AND NATURE OF OPERATIONS

Intertape Polymer Group Inc. (“Company”), incorporated under the Canada Business Corporations Act, is based in Montreal, Canada and in Sarasota/Bradenton, Florida and develops, manufactures and sells a variety of specialized  polyolefin films, paper and film pressure sensitive tapes and complimentary packaging systems for use in industrial and retail applications.

The common shares of the Company are listed on the New York Stock Exchange in the United States of America (“United States” or "US") and on the Toronto Stock Exchange in Canada.

2. ACCOUNTING POLICIES

The consolidated financial statements are expressed in US dollars and were prepared in accordance with Canadian generally accepted accounting principles (”GAAP”), which, in certain respects, differ from the accounting principles generally accepted in the United States, as shown in Note 22.

Reclassification

Certain amounts have been reclassified from prior years to conform to the current year presentation.

Accounting Changes

Year ended December 31, 2005

Consolidation of variable interest entities

In June 2003, the Canadian Institute of Chartered Accountants (“CICA”) issued Accounting Guideline 15 (AcG-15), Consolidation of Variable Interests Entities. This guideline clarifies and addresses the application of consolidation guidance to those entities defined as variable interest entities (VIEs), which are entities that are subject to control on a basis other than voting interest. Such entities should be consolidated by the primary beneficiary, which is the entity that will absorb the majority of the VIEs expected losses or will receive a majority of its expected residual returns, or both. This guideline is required for annual and interim periods beginning on or after November 1, 2004. The application of AcG-15 had no impact on the Company’s consolidated financial statements.

Year ended December 31, 2004

Employee future benefits

On January 1, 2004, the CICA amended CICA Handbook Section 3461, Employee Future Benefits. Section 3461 requires additional disclosures about the assets, cash flows and net periodic benefit cost of defined benefit pension plans and other employee future benefit plans. The new annual disclosures are effective for years ending on or after June 30, 2004, and new interim disclosures were effective for periods ending on or after that date. As at June 30, 2004, the Company adopted the new disclosure requirements of Section 3461 and provided the additional disclosures of the defined benefit pension plans and other employee future benefit plans in Note 20.

Impairment of long-lived assets

Effective January 1, 2004, the Company adopted, on a prospective basis, the new recommendations of CICA Handbook Section 3063, Impairment of Long-lived Assets. This new Section provides guidance on the recognition, measurement and disclosure of the impairment of long-lived assets. It replaces the write-down provisions in Property, Plant and Equipment, Section 3061. The Section requires an impairment loss for a long-lived asset to be held and used be recognized when its carrying amount exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. An impairment loss for a long-lived asset to be held and used should be measured as the amount by which its carrying amount exceeds its fair value. This change in accounting policy did not result in any adjustment to the carrying value of the Company’s property, plant and equipment.

Asset retirement obligations

In March 2003, the CICA issued Handbook Section 3110, Asset Retirement Obligations, which replaces the limited guidance on future removal and site restoration costs previously provided in Section 3061, Property, Plant and Equipment. It establishes standards for recognition, measurement and disclosure of a liability for an asset retirement obligation and the associated asset retirement cost. The section provides for an initial recognition of the fair value of a liability for an asset retirement obligation in the period in which it is incurred, when a reasonable estimate of fair value can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational allocation method and is adjusted to reflect period-to-period changes in the liability resulting from passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. The Company adopted Section 3110 prospectively on January 1, 2004 and the application of this standard did not have a material impact on either results of operations for the year ended December 31, 2004 or on the financial position as at December 31, 2004.

Year ended December 31, 2003

Stock-based compensation

In September 2003, the CICA revised the transitional provisions for Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments, for voluntary adoption of the fair value based method of accounting for stock options granted to employees which previously had not been accounted for at fair value to provide the same alternative methods of transition as are provided under US GAAP. These provisions could have been applied retroactively or prospectively. However, the prospective application was only available to enterprises that elected to apply the fair value based method of accounting for fiscal years beginning before January 1, 2004.

Effective January 1, 2003, the Company adopted, on a prospective basis, the fair value based method of accounting for stock options as provided for under revised transitional provisions. Accordingly, the Company recorded an expense of approximately $0.1 million for the stock options granted to employees during the year ended December 31, 2003.

Accounting estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the recorded amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period.  On an ongoing basis, management reviews its estimates, including those relating to the allowance for doubtful accounts, reserve for slow moving and unmarketable inventories and income taxes based on currently available information. Actual results may differ from those estimates.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All intercompany accounts and transactions have been eliminated. Investment in the joint venture for the year ended December 31, 2003 has been proportionately consolidated based on the Company's ownership interest.

Fair value of financial instruments

The fair value of cash and cash equivalents, temporary investment, trade receivables, other assets and receivables excluding income and other taxes, bank indebtedness as well as accounts payable and accrued liabilities is equivalent to carrying amounts, given the short maturity period of such financial instruments.

The fair values of long-term debt and the interest rate swap agreements were established as described in Note 16.

Derivative financial instruments

Derivative financial instruments are utilized by the Company to reduce interest rate risk on its debt. The Company does not enter into financial instruments for trading or speculative purposes.

The Company’s policy is to formally designate each derivative financial instrument as a hedge of a specifically identified debt instrument. The Company believes the derivative financial instruments are effective as hedges, both at inception and over the term of the instrument, as the term to maturity, the principal amount and the interest rate basis in the instruments all match the terms of the debt instrument being hedged.

Interest rate swap agreements are used as part of the Company’s program to manage the floating interest rate mix of the Company’s total debt portfolio and related overall cost of borrowing. The interest rate swap agreements involve the periodic exchange of payments without the exchange of the notional principal amount upon which the payments are based, and are recorded as an adjustment of interest expense on the hedged debt instrument. The related amount payable to or receivable from counterparties is included as an adjustment to accrued interest.

Gains and losses on terminations of interest rate swap agreements are deferred under other current, or non-current, assets or liabilities on the balance sheet and amortized as an adjustment to interest expense related to the obligation over the remaining term of the original contract life of the terminated swap agreement. In the event of early extinguishment of the debt obligation, any realized or unrealized gain or loss from the swap would be recognized in the consolidated statement of earnings at the time of extinguishment.

Foreign Currency Translation

Reporting currency

The accounts of the Company's operations having a functional currency other than the US dollar have been translated into the reporting currency using the current rate method as follows: assets and liabilities have been translated at the exchange rate in effect at year-end and revenues and expenses have been translated at the average rate during the year. All translation gains or losses of the Company's net equity investments in these operations have been included in the accumulated currency translation adjustments account in shareholders' equity. Changes in this account for all periods presented result solely from the application of this translation method.

Foreign currency translation

Transactions denominated in currencies other than the functional currency have been translated into the functional currency as follows: monetary assets and liabilities have been translated at the exchange rate in effect at the end of each year and revenue and expenses have been translated at the average exchange rate for each year, except for depreciation and amortization which are translated at the historical rate; non-monetary assets and liabilities have been translated at the rates prevailing at the transaction dates. Exchange gains and losses arising from such transactions are included in earnings.

Revenue recognition

Revenue from product sales is recognized when there is persuasive evidence of an arrangement, the amount is fixed or determinable, delivery of the product to the customer has occurred, there are no uncertainties surrounding product acceptance and collection of the amount is considered probable. Title to the product generally passes upon shipment of the product. Sales returns and allowances are treated as reductions to sales and are provided for based on historical experience and current estimates.

Research and development

Research and development expenses are expensed as they are incurred, net of any related investment tax credits, unless the criteria for capitalization of development expenses in accordance with Canadian GAAP are met.

Stock option plan

The Company has a stock-based compensation plan that grants stock options to employees. Stock-based compensation expense is recognized over the vesting period of the options granted. Any consideration paid by employees on exercise of stock options is credited to capital stock together with any related stock-based compensation expense recorded in contributed surplus.

Earnings per share

Basic earnings per share are calculated using the weighted average number of common shares outstanding during the year. Diluted earnings per share are calculated using the treasury stock method giving the effect to the exercise of options and warrants. The treasury stock method assumes that any proceeds that could be obtained upon the exercise of options and warrants would be used to repurchase common shares at the average market price during the year.

Cash and cash equivalents

The Company's policy is to present cash and temporary investments having a term of three months or less, from the date of purchase, with cash and cash equivalents.

Accounts receivable

Credit is extended based on evaluation of a customer’s financial condition and generally, collateral is not required. Accounts receivable are stated at amounts due from customers based on agreed upon payment terms net of an allowance for doubtful accounts. Accounts outstanding longer than the agreed upon payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the customer’s current ability to pay its obligation to the Company and the condition of the general economy and the industry as a whole. The Company writes off accounts receivable when they are determined to be uncollectible and any payments subsequently received on such receivable are credited to the allowance for doubtful accounts.

Inventories and parts and supplies valuation

Raw materials are valued at the lower of cost and replacement cost. Work in process and finished goods are valued at the lower of cost and net realizable value. Cost is principally determined by the first in, first out method. The cost of work in process and finished goods includes the cost of raw materials, direct labor and manufacturing overhead.

Parts and supplies are valued at the lower of cost and replacement cost.

Property, plant and equipment

Property, plant and equipment are stated at cost less applicable investment tax credits and government grants earned and are depreciated over their estimated useful lives principally as follows:

	Methods	Rates and Periods
Buildings	Diminishing balance or straight-line	5% or 15 to 40 years
Manufacturing equipment	Straight-line	5 to 20 years
Furniture, office and computer equipment, software and other	Diminishing balance or straight-line	20% or 3 to 10 years

The Company follows the policy of capitalizing interest during the construction and preproduction periods as part of the cost of significant property, plant and equipment. Normal repairs and maintenance are expensed as incurred. Expenditures which materially increase values, change capacities or extend useful lives are capitalized. Depreciation is not charged on new property, plant and equipment until they become operative.

Impairment of long-lived assets

Long-lived assets are reviewed for impairment upon the occurrence of events or changes in circumstances indicating that the carrying amount of the assets may not be recoverable, as measured by comparing their carrying amount to the estimated undiscounted cash flows generated by their use. When the carrying amount of the assets exceed their fair value, an impairment loss is recognized in an amount equal to the excess. Fair value is calculated using discounted cash flows.

Deferred charges

Debt issue expenses are deferred and amortized on a straight-line basis over the term of the related obligation. Other deferred charges are amortized on a straight-line basis over the period benefited varying from 1 to 5 years.

Goodwill

Goodwill is the excess of the cost of acquired businesses over the net of the amounts assigned to assets acquired and liabilities assumed. Goodwill is not amortized. It is tested for impairment annually or more frequently if events or changes in circumstances indicate that it is impaired. Any potential goodwill impairment is identified by comparing the carrying amount of a reporting unit with its fair value. If any potential impairment is identified, it is quantified by comparing the carrying amount of goodwill to its fair value. When the carrying amount of goodwill exceeds the fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess. The fair value is calculated as discussed in Note 14.

Environmental costs

The Company expenses, on a current basis, recurring costs associated with managing hazardous substances and pollution in ongoing operations. The Company also accrues for the fair value of a liability for costs associated with the remediation of environmental pollution in the period in which it is incurred and when a reasonable estimate of fair value can be made.

Pension and post-retirement benefit plans

The Company has defined benefit and defined contribution pension plans and other post-retirement benefit plans for its Canadian and American employees.

The following policies are used with respect to the accounting for the defined benefit and other post-retirement benefit plans:

- The cost of pensions and other post-retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on service and is charged to earnings as services are provided by the employees. The calculations take into account management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees, participants' mortality rates and expected health care costs;

- For the purpose of calculating the expected return on plan assets, those assets are valued at the market-related value for certain plans and, for other plans, at fair value;

- Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees who are active at the date of amendment;

-Actuarial gains (losses) arise from the difference between actual long-term rate of return on plan assets for a period and the expected long-term rate of return on plan assets for that period from changes in actuarial assumptions used to determine the accrued benefit obligation. The excess of the net actuarial gains (losses) over 10% of the greater of the benefit obligation and the market-related value or the fair value of plan assets is amortized over the average remaining service period of active employees.

-On January 1, 2000, the Company adopted the new accounting standard on employee future benefits using the prospective application method. The Company is amortizing the transitional obligations on a straight-line basis over the average remaining service periods of employees expected to receive benefits under the benefit plans as of January 1, 2000.

Income taxes

The Company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the financial statement values and tax values of assets and liabilities, using substantially enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse. A valuation allowance is recognized to the extent the recoverability of future income tax assets is not considered to be more likely than not.

New accounting pronouncements

Financial instruments

In April 2005, the CICA issued the following new sections; Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments-Recognition and Measurements, and Section 3865, Hedges. These standards, which are aimed at the harmonizing Canadian and US rules, will be applicable for fiscal years starting on or after October 1, 2006. The Company is currently evaluating the impact of these pronouncements including the initial application.

▪

Section 1530, Comprehensive Income

According to Section 1530 Comprehensive Income, comprehensive income includes net income as well as all changes in equity during a period from transactions and events from non-owners sources.

▪

Section 3251, Equity

This section establishes standards for the presentation of equity and changes in equity during the reporting period. The main feature of this Section is a requirement for an enterprise to present separately the changes in equity during the period, including comprehensive income as well as components of equity at the end of the period.

▪

Section 3855, Financial Instruments-Recognition and Measurement

One of the basic principles of Section 3855 is that fair value is the most relevant measure for financial instruments.

▪

Financial assets, which involve trade and loans receivable and investments in debt and equity securities, must be classified into one of four categories:

▪

Held-to maturity investments (measured at amortized cost)

▪

Loans and receivables (measured at amortized cost)

▪

Held for trading assets (measured at fair value with changes in fair value recognized in earnings immediately)

▪

Available for sale assets, including investments in equity securities, held-to-maturity investments that an entity elects to designate as being available for sale and any financial asset that does not fit into any other category (measured at fair value with changes in fair value accumulated in a separate component of shareholders’ equity called “Other Comprehensive Income” until the asset is sold or impaired).

▪

Financial liabilities, which include long-term debt and other similar instruments, must be accounted for at amortized cost, except for those classified as held for trading, which must be measured at fair value.

▪

Section 3865, Hedges

Section 3865 includes the guidance on hedging relationships that was previously contained in AcG-13, Hedging Relationships, such as that relating to the designation of hedge relationships and their documentation and specifies how hedge accounting should be applied and identifies the information that should be disclosed.

▪

Derivatives used as hedging items should be measured at fair value considering the following specific considerations:

▪

If the derivative is used as a hedge of an exposure to changes in fair value of an asset or a liability or of a firm commitment, changes in fair value of derivative and offsetting change in the fair value of the hedged item attributable to the hedged risk exposure are recognized in net income. The carrying amount of the hedged item is adjusted for the gain or loss on the hedged risk.

▪

If the derivative is used as a hedge of an exposure to changes in cash flows of an asset or liability or of a forecasted transaction or for a foreign currency risk relating to a firm commitment, the portion of the gain or loss on the derivative that is determined to be an effective hedge is recognized in other comprehensive income. The portion determined not to be an effective hedge is recognized in net income. Gains or losses accrued in other comprehensive income are recognized in net income in the period in which the hedged item has an impact on net earnings.

▪

A hedge of a net investment in a self-sustaining foreign operation is treated in a manner similar to a cash flow hedge.

Non-monetary transactions

Section 3831 establishes standards for the measurement and disclosure of non-monetary transactions. An asset exchanged or transferred in a non-monetary transaction is measured at its carrying amount when the transaction lacks commercial substance. Specific criteria are given to assess whether this condition is present in a particular exchange, which would require an entity to consider whether its value or its future cash flows have been altered as a result of the transaction. The “commercial substance” criterion replaces the “culmination of the earnings process” criterion in former Section 3830. The new requirements are effective for non-monetary transactions initiated in periods beginning on or after January 1, 2006. The Company does not expect this pronouncement to have a material impact on its results of operations and financial condition.

Accounting for conditional asset retirement obligations

In December 2005, the Emerging Issues Committee (EIC) of the CICA issued EIC-159, Conditional Asset Retirement Obligations. This pronouncement governs the accounting for asset retirement obligations where the method or timing of disposal of an asset is conditional on some future event. The new pronouncement is effective for annual and interim periods ending after March 31, 2006. The Company does not expect this pronouncement to have a material impact on its results of operations and financial condition.

3. JOINT VENTURE

The Company's pro rata share of its joint venture’s operations included in the consolidated financial statements is summarized as follows:

2003 (6 Months)
$
Earnings
Sales	2,298
Gross profit	651
Financial expenses	40
Net earnings	180
Cash flows
From operating activities	972
From investing activities	(345)
From financing activities	82

During the six-month period ended June 30, 2003, the Company had no sales to its joint venture. As discussed in Note 8, Business Acquisition, the Company acquired the remaining 50% of common equity interest on June 26, 2003. For the years ended December 31, 2005 and 2004, the Company has no investment in a joint venture.

4. MANUFACTURING FACILITY CLOSURES AND INDUSTRIAL ACCIDENT COSTS

Facility closures

During the year ended December 31, 2005, the Company completed the closure of its Cumming, Georgia and Montreal, Quebec manufacturing locations incurring approximately $1.4 million of additional plant closure costs. The additional costs include an amount of $0.1 million of termination related benefits, an amount of $0.3 million related to impairment of property, plant and equipment and $1.0 million for other facility related closure costs including relocating equipment and inventory to other facilities. As at December 31, 2005, there were no amounts payable relating to facility closures.

During 2004, the Company announced the closure of its Cumming, Georgia and Montreal, Quebec, manufacturing locations pursuant to its ongoing plan to lower costs, enhance customer order fulfillment and effectively optimize inventory investments. Approximately thirty-seven and eighty employees were affected at Cumming and Montreal, respectively. The total charge related to this plan amounted to approximately $7.4 million of which $5.8 million was non-cash. The total charge included an amount of $0.5 million of termination-related benefits, an amount of $4.5 million related to impairment of property, plant and equipment and $2.4 million for other facility related closure costs. As at December 31, 2004, a balance of $2.2 million was included in accounts payable and accrued liabilities, which was paid in 2005.

During 2003, management approved a plan to consolidate the Company’s water activated tape operations at its Menasha, Wisconsin plant. The consolidation was completed during 2003. The plan involved closing its Green Bay, Wisconsin facility, and relocating some employees and equipment to its Menasha, Wisconsin facility. Eighty-six employees were terminated. The total charge for this plan amounted to $3.0 million, including $1.7 million of termination related benefits, and is included in manufacturing facility closure costs in the 2003 consolidated statement of earnings. As at December 31, 2005 and 2004, a balance of $1.2 million was included in accounts payable and accrued liabilities.

Industrial accident

During the year ended December 31, 2005, an explosion occurred at one of the Company’s plants resulting in damage to the facility’s structure and assets. The Company recorded a total insurance claim of $5.2 million in 2005 including $1.8 million related to reimbursable damages and expenses incurred and $3.4 million related to the replacement of the boilers destroyed in the explosion. The Company received $1.5 million of the insurance claim during 2005.

An amount of $0.9 million of the insurance claim has been recorded on the consolidated earnings line captioned “Manufacturing facility closure and industrial accident costs” against $0.9 million of insurance deductibles and non-insurable expenses recorded on that same line. The remaining $4.3 million of the insurance claim is recorded as a reduction to the cost of sales against the remaining costs incurred, the write-off of the boilers amounting to $0.5 million and other assets damaged in the explosion.

5. INFORMATION INCLUDED IN THE CONSOLIDATED STATEMENTS OF EARNINGS

	2005	2004	2003
	$	$	$
Depreciation of property, plant and equipment	29,519	28,621	26,957
Amortization of other deferred charges	248	3	609
Amortization of debt issue expenses included in financial expenses below	1,364	1,265	1,809
Write off of debt issue expenses		8,482
Financial expenses
Interest on long-term debt	22,897	22,340	26,675
Interest on credit facilities	360	830	1,804
Interest income and other	1,577	2,045	742
Interest capitalized to property, plant and equipment	(1,035)	(962)	(700)
	23,799	24,253	28,521
Impairment of property, plant and equipment	483	4,539	732
Foreign exchange loss (gain)	250	16	(1,192)
Investment tax credits recorded as a reduction of research and development expenses	91	435	800

6. INCOME TAXES

The provision for income taxes consists of the following:

	2005	2004	2003
	$	$	$
Current	814	(943)	3,023
Future	714	(28,806)	(7,148)
	1,528	(29,749)	(4,125)

The reconciliation of the combined federal and provincial statutory income tax rate to the Company's effective income tax rate is detailed as follows:

	2005	2004	2003
	%	%	%
Combined federal and provincial income tax rate	35.7	33.6	45.8
Foreign losses recovered (foreign income taxed) at lower rates	(0.1)	(12.8)	6.3
Impact of other differences	(16.5)	61.4	(92.3)
Change in valuation allowance	(13.9)	79.6	10.8
Effective income tax rate	5.2	161.8	(29.4)

The net future income tax assets are detailed as follows:

	2005	2004
	$	$
Future income tax assets
Trade and other receivables	2,029	1,112
Accounts payable and accrued liabilities	346
Tax credits and loss carry-forwards	98,633	104,350
Other	11,209	14,658
Valuation allowance	(12,446)	(16,508)
	99,771	103,612
Future income tax liabilities
Inventories	198	214
Property, plant and equipment	59,267	64,134
Accounts payable and accrued liabilities		1,066
Pension and post retirement benefits	150
	59,615	65,414

Net future income tax assets	40,156	38,198
Net current future income tax assets	16,142	1,509
Net long-term future income tax assets	24,014	36,689
Net future income tax assets	40,156	38,198

As at December 31, 2005, the Company has $69.3 million of Canadian operating loss carry-forwards expiring 2007 through 2015 and $153.9 million of US federal and state operating losses expiring 2018 through 2024.

In assessing the realizability of future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will not be realized. Management considers the scheduled reversal of future income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The Company expects the future income tax assets, net of the valuation allowance, as at December 31, 2005, to be realized as a result of the reversal of existing taxable temporary differences.

As part of the above analysis, the valuation allowance was decreased by $4.1 million for the year ended December 31, 2005 and $14.6 million for the year ended December 31, 2004. The decrease in valuation allowance resulted in $4.1 million in 2005 and $14.6 million in 2004 of additional income tax benefit.

7. EARNINGS PER SHARE

The following table provides reconciliation between basic and diluted earnings per share:

	2005	2004	2003
	$	$	$
Net earnings	27,791	11,358	18,178
Weighted average number of common shares outstanding	41,174,316	41,186,143	35,956,550
Effect of dilutive stock options and warrants(i)	134,602	259,721	95,770
Weighted average number of diluted common shares outstanding	41,308,918	41,445,864	36,052,320
Basic earnings per share	0.67	0.28	0.51
Diluted earnings per share	0.67	0.27	0.50

(i)The following number of equity instruments were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the periods presented:
	2005	2004	2003
	Number of instruments	Number of instruments	Number of instruments
Options	3,231,251	2,328,773	2,843,216
Warrants			300,000
	3,231,251	2,328,773	3,143,216

8. BUSINESS ACQUISITIONS

On October 5, 2005, the Company, through a wholly-owned Canadian subsidiary, acquired all of the outstanding stock of Flexia Corporation Ltd. (“Flexia”), being the successor entity to Flexia Corporation and Fib-Pak Industries Inc. for a total consideration of approximately $29.1 million after purchase price adjustments occurring after year-end (CDN$34.8 million), of which $28.1 million was paid in cash and the balance is included in accounts payable and accrued liabilities. Flexia produces a wide range of engineered coated products, polyethylene scrims and polypropylene fabrics. The acquisition was funded from the Company’s cash on-hand and available credit facilities. The acquisition was accounted for using the purchase method of accounting. The operating results of Flexia have been included in the consolidated statement of earnings from October 5, 2005.

The preliminary allocation of the purchase price was determined using information available based on preliminary evaluations. The allocation is subject to change should new information become available.

The net assets acquired are detailed as follows:

2005
$
Current Assets	26,260
Property, plant and equipment	16,322
Future income tax asset	1,369
Goodwill (i)	2,530
Total assets acquired	46,481
Current liabilities	13,348
Pension and post retirement benefits	3,425
Total liabilities assumed	16,773
Net assets acquired	29,708

Purchase price	29,708
Balance of purchase price payable	1,590
Net cash paid for business acquisition	28,118

(i) Goodwill is not deductible for income tax purposes.

In November 2005, the Company reacquired and cancelled 250,587 common shares held in escrow pursuant to an escrow agreement created during the acquisition on September 1, 2000 of Olympian Tape Sales, Inc. d/b/a United Tape Company (“UTC”). The shares had been held in escrow pending the resolution of certain third party legal claims arising from the acquisition.  As a result of the resolution of such claims and the related expense incurred in connection therewith, the Company became entitled to reacquire the escrowed shares. Pursuant to the transaction, an amount of $1.8 million was accounted for as a reduction of the capital stock; an amount of $0.2 million was accounted for as a decrease of retained earnings as a premium on the purchase for cancellation of common shares; an amount of $0.9 million was accounted for as an increase of goodwill representing expenses not reimbursed from amounts available under the escrow agreement; and an amount of $2.9 million was accounted for as a reduction of other assets.

In February 2004, the Company purchased for a cash consideration of $5.5 million plus contingent consideration (dependent on business retention), assets relating to the masking and duct tape operations of tesa tape, inc. (“tesa tape”). At the same time, the Company finalized its three-year agreement to supply duct tape and masking tape to tesa tape. The purchase was accounted for as a business combination and, accordingly, the purchase method of accounting was used.  The purchase price was allocated to the assets purchased based on their estimated fair values as at the date of acquisition and included $0.9 million of equipment and $4.6 million of goodwill. The goodwill is deductible over 15 years for income tax purposes. Any contingent consideration paid will be recorded as an increase in goodwill. During the year ended December 31, 2005, the Company recorded $0.3 million of contingent consideration.

On June 26, 2003, the Company acquired the remaining 50% common equity interest in Fibope Portuguesa Filmes Biorientados S. A. (“Fibope”), a manufacturer and distributor of film products in Portugal.  The acquisition has been accounted for using the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets and liabilities based on their estimated fair values as at the date of the acquisition. Previously, the Company had accounted for its investment in Fibope as a joint venture using the proportionate consolidation method.  The purchase price of $7.2 million was settled by the issuance of 1,030,767 common shares of the Company. The Company acquired assets with a fair value of $11.1 million, including approximately $3.4 million of goodwill, and assumed liabilities of $3.9 million, of which $2.2 million was interest-bearing debt. The operating results of the acquired business have been included in the consolidated financial statements from the effective date of acquisition (see Note 3).

During July 2003, the Company satisfied a contingent consideration arising from the September 1, 2000 acquisition of certain assets by making a $6.0 million cash payment to a third party. The cash payment and certain related expenses were recorded as an increase in the goodwill of $6.2 million arising from the UTC acquisition.

9. TEMPORARY INVESTMENT

The temporary investment acquired in 2004 in the amount of $0.5 million (CA$0.6 million), bore interest at 2.25% and matured on August 3, 2005.

The temporary investment was given in guarantee of an outstanding letter of credit for the same amount.

10. OTHER ASSETS AND RECEIVABLES

	2005	2004
	$	$
Income and other taxes	8,724	8,914
Rebates receivable	1,348	1,193
Sales taxes	923	1,316
Insurance claim	3,400
Other	2,730	1,958
	17,125	13,381

11. INVENTORIES

	2005	2004
	$	$
Raw materials	37,662	30,908
Work in process	16,205	14,255
Finished goods	51,698	45,514
	105,565	90,677

12. PROPERTY, PLANT AND EQUIPMENT

			2005
	Cost	Accumulated depreciation	Net
Land	4,480		4,480
Buildings	70,491	32,604	37,887
Building under capital lease	7,214	614	6,600
Manufacturing equipment	467,893	205,079	262,814
Furniture, office and computer equipment, software and other	68,996	36,689	32,307
Manufacturing equipment under construction and software projects under development	18,739		18,739
	637,813	274,986	362,827

			2004
	Cost	Accumulated depreciation	Net
Land	3,040		3,040
Buildings	65,823	27,496	38,327
Building under capital lease	7,214	263	6,951
Manufacturing equipment	430,764	166,234	264,530
Furniture, office and computer equipment, software and other	60,907	31,009	29,898
Manufacturing equipment under construction and software projects under development	9,864		9,864
	577,612	225,002	352,610

In 2003, the Company entered into a twenty year capital lease for the new Regional Distribution Center in Danville, Virginia. The lease commenced January 2004. This non-cash transaction was valued at $7.2 million and was reflected in the consolidated balance sheet as an increase to property, plant and equipment and long-term debt.

13. OTHER ASSETS

	2005	2004
	$	$
Debt issue expenses and other deferred charges, at amortized cost	11,681	13,941
Loans to officers and directors, including loans regarding the exercise of stock options, without interest, various repayment terms	924	914
Pension plan prepaid benefits	5,107	4,694
Other receivables	1,292	301
Other, at cost	2,067	813
	21,071	20,663

14. ACCOUNTING FOR GOODWILL

The Company performs an annual impairment test as at December 31. The Company determined that it was a single reporting unit. The Company calculates the fair value of this reporting unit using the discounted cash flow method, and compared with other methods including multiples of sales and earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and, with historical transactions where appropriate. From these approaches, the fair market value was determined. No impairment charge was required for 2005, 2004 and 2003.

The changes in the carrying amount of goodwill are as follows:

	2005	2004
	$	$
Balance as at January 1	179,958	173,056
Goodwill acquired during the year (Note 8)	2,530	4,613
Escrow shares reacquired (Note 8)	921
Contingent consideration (Note 8)	300
Foreign exchange impact	1,047	2,289
Balance as at December 31	184,756	179,958

15. BANK INDEBTEDNESS AND CREDIT FACILITIES

Bank indebtedness

The bank indebtedness consists of the utilized portion of the short-term revolving bank credit facilities.

As at December 31, 2005, the Company had bank loans available under a US$75.0 million revolving credit facility with a five-year term. The loan bears interest at various interest-rates including US prime rate plus a premium varying between 100 and 200 basis points, Canadian prime rate plus a premium varying between 100 and 200 basis points and LIBOR plus a premium varying between 200 and 300 basis points. As at December 31, 2005, the credit facility had been drawn by US$15.0 million having an effective interest rate of 7.39%. An amount of $53.0 million was available, subject to covenant restrictions, after the outstanding draw and outstanding letters of credit of $7.0 million. As at December 31, 2004, the credit facility had not been drawn and an amount of $71.2 million, subject to covenant restrictions, was available due to outstanding letters of credit of $3.8 million.

The credit facility has been guaranteed by the Company and substantially all of its subsidiaries and secured by a first lien on all assets of the Company and substantially all of its subsidiaries.

The credit facility contains certain financial covenants, including interest expense coverage, debt leverage and fixed charge coverage ratios.

Refinancing

On July 28, 2004, the Company completed the offering of $125.0 million of Senior Subordinated Notes due 2014. On August 4, 2004, the Company established a new $275.0 million Senior Secured Credit Facility, consisting of a $200.0 million Term Loan and a $75.0 million Revolving Credit Facility. The proceeds from the refinancing were used to repay the existing bank credit facility, redeem three series of secured notes, pay related make-whole premiums, accrued interest and transaction fees and provide cash for general working capital purposes.

As a result of the refinancing, the Company recorded a one-time pre-tax charge of approximately $30.4 million. The principal elements of the one-time charge are a make-whole payment of approximately $21.9 million and the write-off of deferred financing costs of $8.5 million attributable to the debt that was refinanced.

16. LONG-TERM DEBT

Long-term debt consists of the following:

	2005	2004
	$	$
a) US$125,000,000 Senior Subordinated Notes	125,000	125,000
b) US$200,000,000 Term Loan	197,500	199,500
c) Obligation under capital lease	6,982	7,166
d) Other debt	1,415	2,461
	330,897	334,127
Less: Current portion of long-term debt	2,784	3,032
	328,113	331,095

a) Senior Subordinated Notes

Senior Subordinated Notes bearing interest at 8.5%, payable semi-annually on February 1 and August 1.  All principal is due on August 1, 2014.

Senior Subordinated Notes are guaranteed on an unsecured senior subordinated basis by the Company and substantially all of its existing subsidiaries.

b) Term Loan

A Term Loan bearing interest at LIBOR plus a premium varying between 200 and 300 basis points, payable in quarterly installments of $0.5 million starting on December 31, 2004 until June 30, 2010, followed by four quarterly installments of $47.125 million thereafter and maturing on July 28, 2011.

In June 2005, the Company entered into an interest rate swap agreement for a notional principal amount of $50.0 million maturing in June 2010. In July 2005, the Company entered into a second interest swap agreement for a notional principal amount of $25.0 million maturing in July 2010. Under the terms of these interest rate swap agreements, the Company receives, on a quarterly basis, a variable interest rate and pays a fixed interest rate of 4.27% and 4.29% respectively, plus the premium of 2.25% applicable on its term loan. As at December 31, 2005, the effective interest rate on $75.0 million was 6.53% and the effective interest rate on the excess was 6.74% (4.67% in 2004).

The Term Loan is guaranteed by the Company and each of its material subsidiaries.  The Term Loan is also secured by a first priority perfected security interest in substantially all of the tangible and intangible assets of the Company and each of its material subsidiaries, subject to certain customary exceptions.

c) Obligation under capital lease

Obligation under capital lease, bearing interest at 5.10%, payable in monthly installments of $47,817 and maturing in 2024.

d) Other debt

Other debt consisting of government loans, mortgage loans and other loans at fixed and variable interest rates ranging from interest-free to 9.03% and requiring periodic principal repayments through 2010.

The Company has complied with the maintenance of financial ratios and with other conditions that are stipulated in the covenants pertaining to the various loan agreements.

Long-term debt repayments are due as follows:

	Obligation under capital lease	Other long-term loans
	$	$
2006	591	2,566
2007	574	2,339
2008	574	2,130
2009	574	2,139
2010	574	95,399
Thereafter	7,889	219,342
Total minimum lease payments	10,776
Interest expense included in minimum lease payments	3,794
Total	6,982	323,915

Fair value

For all debts with fixed interest rates, the fair value has been determined based on the discounted value of cash flows under the existing contracts using rates representing those which the Company could currently obtain for loans with similar terms, conditions and maturity dates.  For the debts with floating interest rates, the fair value is closely equivalent to their carrying amounts.

The carrying amounts and fair values of the Company's long-term debt as at December 31, 2005 and 2004 are as follows:

	2005		2004
	Fair value	Carrying amount	Fair value	Carrying amount
	$	$	$	$
Long-term debt	328,897	330,897	341,703	334,127

The fair value of the interest rate swap agreements generally reflects the estimated amounts that the Company would receive (favorable) or pay (unfavorable) to settle these agreements at the reporting date and is estimated by obtaining quotes (mark to market) from the Company’s principal lender. As at December 31, 2005, the Company’s favorable position was approximately $1.5 million.

17. OTHER LIABILITIES

	2005	2004
	$	$
Provision for future site rehabilitation costs	435	435

During the year ended December 31, 2005, the Company reviewed the provision for future site rehabilitation costs. No changes were required for 2005.

During the year ended December 31, 2004, the Company reviewed the provision for future site rehabilitation costs. This resulted in the reversal of $0.1 million of the provision in 2004.

18. CAPITAL STOCK

a) Capital stock - authorized

Unlimited number of shares without par value

Common shares, voting and participating

Class "A" preferred shares, issuable in series, ranking in priority to the common shares with respect to dividends and return of capital on dissolution.  The Board of Directors is authorized to fix, before issuance, the designation, rights, privileges, restrictions and conditions attached to the shares of each series.

b) Capital stock – issued and fully paid

The changes in the number of outstanding common shares and their aggregate stated value from January 1, 2003 to December 31, 2005 were as follows:

	2005		2004		2003
	Number of shares	Stated value	Number of shares	Stated value	Number of shares	Stated value
		$		$		$
Balance, beginning of year	41,236,961	289,180	40,944,876	286,841	33,821,074	236,035
Shares issued for cash in public offering					5,750,000	41,250
Shares issued for business acquisitions					1,030,767	7,175
Shares issued to the USA Employees' Stock Ownership and Retirement Savings Plan			225,160	1,727	238,535	1,695
Escrow shares reacquired (Note 8)	(250,587)	(1,757)
Shares purchased for cancellation	(46,300)	(324)	(53,200)	(378)
Shares issued for cash upon exercise of stock options	17,500	88	120,125	990	104,500	686
Balance, end of year	40,957,574	287,187	41,236,961	289,180	40,944,876	286,841

During the year ended December 31, 2005, the Company redeemed 46,300 common shares for a cash consideration of $340,000. An amount of $324,000 was accounted for as a reduction of the capital stock and an amount of $16,000 was accounted for as a decrease of the retained earnings as a premium on the purchase for cancellation of common shares.

During the year ended December 31, 2004, the Company redeemed 53,200 common shares for a cash consideration of $418,000. An amount of $378,000 was accounted for as a reduction of the capital stock and an amount of $40,000 was accounted for as a decrease of the retained earnings as a premium on the purchase for cancellation of common shares.

c) Share purchase warrants

On December 29, 2003, the 300,000 share purchase warrants outstanding were cancelled as a result of settling an outstanding claim with the holders. The recorded value of the warrants was reclassified to contributed surplus. The warrants, which would have expired on August 9, 2004, permitted holders to purchase common shares of the Company at a price of $29.50 per share.

d) Contributed surplus

	2005	2004
Balance, beginning of year	4,326	3,150
Stock-based compensation expense	1,911	1,046
Adjustment of stock-based compensation		130
Balance, end of year	6,237	4,326

e) Shareholder’s protection rights plan

This agreement was adopted by the shareholders of the Company on June 11, 2003, amending and restating the Shareholder Protection Rights Plan originally entered into on August 24, 1993, as first amended on May 21, 1998.  The 2003 Amended and Restated Plan, among other things, extended the Plan through the date immediately following the date of the Company’s 2006 annual Shareholders’ meeting.  The Shareholders at their June 14, 2006 meeting will vote on the adoption of an Amended and Restated Plan, which, among other things, would extend the Plan through the date immediately following the date of the Company’s 2009 annual Shareholders’ meeting.  The effect of the Plan is to require anyone who seeks to acquire 20% or more of Intertape Polymer Group’s voting shares to make a bid complying with specific provisions of the Plan.

f) Stock options

Under the Company's amended executive stock option plan, options may be granted to the Company's executives, directors and employees for the purchase of up to 4,094,538 shares of common stock. Options expire no later than 10 years after the date of granting. The plan provides that such options granted to employees and executives will vest and may be exercisable 25% per year over four years. The options granted to directors who are not officers of the Company will vest and may be exercisable 25% on the effective date of the grant, and a further 25% will vest and may be exercisable per year over three years.

All options were granted at a price equal to the average closing market values on the day immediately preceding the date the options were granted.

The changes in the number of options outstanding were as follows:

	2005		2004		2003
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
	$		$		$
Balance, beginning of the year	9.37	3,722,155	9.52	3,165,716	10.02	2,996,673
Granted	8.15	526,378	10.26	921,750	5.15	498,500
Exercised	4.73	(17,500)	8.24	(120,125)	6.56	(104,500)
Cancelled	10.07	(361,782)	13.01	(195,186)	7.28	(224,957)
Balance, end of year	9.18	3,919,251	9.37	3,772,155	9.52	3,165,716

Options exercisable at the end of the year		2,431,686		2,068,655		1,729,951

The following table summarizes information about options outstanding and exercisable at December 31, 2005:

		Options outstanding			Options exercisable
	Number	Weighted average contractual life (in years)	Weighted average exercise price	Number	Weighted average exercise price
Range of exercise prices			$		$
$3.90 to $4.85	296,000	3.1	3.99	155,375	4.01
$5.30 to $7.84	839,050	4.7	7.49	178,563	7.23
$8.00 to $11.92	2,610,928	2.2	9.86	1,924,475	9.74
$12.36 to $17.19	173,273	0.3	15.84	173,273	15.84
	3,919,251	2.7	9.18	2,431,686	9.62

On January 10, 2001, the Company repriced 474,163 of unexercised stock options held by employees, other than directors and executive officers. The repriced options had exercise prices ranging from US$16.30 to US$23.26 (CA$26.01 to CA$37.11) and expiry dates in 2003 and 2006. The revised exercise price was set at US$8.28 (CA$13.21), being the average of the closing price on the Toronto Stock Exchange and the New York Stock Exchange on January 9, 2001. All other terms and conditions of the respective options, including the percentage vesting and the vesting and expiry dates, remained unchanged.

In January 2003, the Company adopted the fair value based method of accounting for stock-based compensation and other stock-based payments. Under transitional provisions prescribed by the CICA, the Company prospectively applied the recognition provisions to awarded stock options issued in 2003 and thereafter. The transitional provisions of the CICA are similar to those of the Financial Accounting Standards Board (“FASB”). As a result, the Company recorded a pre-tax stock-based compensation expense of approximately $1.9 million in 2005, $1.0 million in 2004, and $0.1 million in 2003.

For stock options granted during the year ended December 31, 2002, the Company is required to make pro forma disclosures of net earnings and basic and diluted earnings per share as if the fair value based method of accounting had been applied.

Accordingly, the Company’s net earnings and basic and diluted earnings per share would have been decreased to the pro forma amounts indicated in the following table:

	2005	2004	2003
	$	$	$
Net earnings - as reported	27,791	11,358	18,178
Add: Stock-based employee compensation expense included in reported net earnings	1,911	1,046	130
Deduct: Total stock-based employee compensation expense determined under fair value based method	(2,665)	(1,800)	(884)

Pro forma net earnings	27,037	10,604	17,424

Earnings per share:
Basic - as reported	0.67	0.28	0.51
Basic - pro forma	0.66	0.26	0.48
Diluted - as reported	0.67	0.27	0.50
Diluted - pro forma	0.65	0.26	0.48

The pro forma effect on net earnings and earnings per share is not representative of the pro forma effect on net earnings and earnings per share of future years because it does not take into consideration the pro forma compensation cost related to options awarded prior to January 1, 2002.

The fair value of options granted was estimated using the Black-Scholes option-pricing model, taking into account the following weighted average assumptions:

	2005	2004	2003
Expected life	5 years	5 years	5 years
Expected volatility	55%	55%	50%
Risk-free interest rate	4.12%	3.14%	2.80%
Expected dividends	$0.00	$0.00	$0.00

The weighted average fair value per share of options granted is:	$4.21	$5.29	$2.41

19. COMMITMENTS AND CONTINGENCIES

a) Commitments

As at December 31, 2005, the Company had commitments aggregating approximately $21.4 million up to 2011 for the rental of offices, warehouse space, manufacturing equipment, automobiles, computer equipment and other assets.  Future minimum lease payments are $6.1 million in 2006, $5.1 million in 2007, $4.3 million in 2008, $2.9 million in 2009, $2.0 million in 2010 and $1.0 million thereafter.

b) Contingencies

The Company is party to various claims and lawsuits which are being contested. In the opinion of management, the outcome of such claims and lawsuits will not have a material adverse effect on the Company.

20. PENSION AND POST-RETIREMENT BENEFIT PLANS

The Company has several defined contribution plans and defined benefit plans for substantially all its employees in both Canada and the United States. These plans are generally contributory in Canada and non-contributory in the United States.

Total cash payments

Total cash payments for employee future benefits for 2005, consisting of cash contributed by the Company to its funded pension plans, cash payments directly to beneficiaries for its unfunded other benefit plans, cash contributed to its defined contribution plans and cash contributed to its multi-employer defined benefit plan were $4.2 million ($4.1 million in 2004 and $5.6 million in 2003).

Defined contribution plans

In the United States, the Company maintains a savings retirement plan (401[k] Plan) for the benefit of certain employees who have been employed for at least 90 days. Contribution to this plan is at the discretion of the Company.

The Company contributes as well to multi-employer plans for employees covered by collective bargaining agreements.

In Canada, the Company maintains defined contribution pension plans for its salaried employees. The Company contributes to the plan amounts equal to 4% of each participant's eligible salary.

The Company has expensed $2.1 million for these plans for the year ended December 31, 2005 ($0.9 million and $2.4 million for 2004 and 2003, respectively).

Defined benefit plans

The Company has, in the United States, two defined benefit pension plans (hourly and salaried). Benefits for employees are based on compensation and years of service for salaried employees and fixed benefits per month for each year of service for hourly employees.

In Canada, certain non-union hourly employees of the Company are covered by a pension plan which provides a fixed benefit of $17.15 ($14.60 and $12.81 in 2004 and 2003, respectively) per month for each year of service. In addition, the Company maintains two defined benefit plans, which provide for a fixed benefit ranging from 50% to 110% of the employee contributions, depending on the participation start date.

In the United States, the Company provides group health care and life insurance benefit to certain retirees.

In Canada, the Company provides group health care, dental and life insurance benefits for eligible retired employees.

Acquisition

The Company acquired Flexia in October 2005 (Note 8) including its pension and post-retirement benefits plans. As a result, the Company accounted for $9.8 million and $8.4 million of accrued benefit obligations and plans assets related to two pension plans and $2.0 million of accrued benefit obligations related to the post-retirement benefit plans. One of the pension plans acquired with the Flexia acquisition will be terminated in 2006 with the termination of employees due to the closure of one of the facilities purchased (Note 24). This termination was taken into account at the time of the acquisition in the valuation of the accrued benefit obligations.

Investment policy

The Company’s Investment Committee establishes a target mix of equities and bonds of 70% equities and 30% bonds over time.  In January of 2003, the Committee determined, with assistance from the investment manager and trustee, to temporarily increase the allocation for the US plans to 80% equity and 20% bonds due to the performance, current and expected, in the bond market and the expected appreciation in the small and midcap equity markets. The increased investment in those markets was 7.5% target in small cap and 2.5% in mid cap. That direction was reviewed with the same advisors, and the Committee determined to continue this approach at its meetings in 2004 and 2005. In February of 2006, the Committee revised the target mix back to 70% equity and 30% bonds. The relatively heavy emphasis on equities is due to the better performance over time in equities versus bonds and the fact that the Company’s pension funds do not have a large number of current recipients. In Canada, the funds of the non-union plans are split evenly between two balanced mutual funds, thus, over time, achieving the target mix of 70% equities and 30% bonds. The funds of the union plans have a target equity weighing ranging from 45% to 65%.

The rate of return decision is a function of advice from the Company’s actuaries and their review of current holdings, general market trends, and common levels used by other employers.

Measurement date

The Company measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at December 31 of each year.  The most recent actuarial valuations of the pension plans for funding purposes were October 1, 2004 and January 1, 2005 for the US plans and December 31, 2002, December 31, 2004 and January 1, 2005 for the Canadian plans.

The next valuation dates are October 1, 2005 and January 1, 2006 for the US plans and September 30, 2005 and December 31, 2005 for the Canadian plans.

Information relating to the various plans is as follows:

	Pension plans		Other plans
	2005	2004	2005	2004
	$	$	$	$
Accrued benefit obligations
Balance, beginning of year	34,010	29,873	1,021	906
Acquisition	9,786		2,034
Current service cost	875	654	19	15
Interest cost	2,128	1,853	84	56
Benefits paid	(1,075)	(1,061)	(64)	(59)
Plan amendments		34
Actuarial losses	1,625	2,354	19	103
Foreign exchange rate adjustment	233	303	15
Balance, end of year	47,582	34,010	3,128	1,021
Plans assets
Balance, beginning of year	23,467	19,959
Acquisition	8,396
Actual return on plans assets	1,594	2,074
Employer contributions	2,330	2,292
Benefits paid	(1,075)	(1,061)
Foreign exchange rate adjustment	167	203
Balance, end of year	34,879	23,467
Funded status – deficit	12,703	10,543	3,128	1,021
Unamortized past service costs	(2,251)	(2,457)	(7)	(8)
Unamortized net actuarial loss	(14,364)	(12,884)	(78)	(60)
Unamortized transition assets (obligations)	102	104	(27)	(30)
Accrued benefit liability (prepaid benefit)	(3,810)	(4,694)	3,016	923

Weighted average plans assets allocations as at December 31	Pension plans
	2005	2004
Asset category
Equity securities	77%	80%
Debt securities	22%	16%
Other	1%	4%
Total	100%	100%

The accrued benefit liability (prepaid benefit) is included in the Company’s balance sheets as follows:

	Pension plans		Other plans
	2005	2004	2005	2004
Other assets	(5,107)	(4,694)
Pension and post-retirement benefits	1,297		3,016	923
	(3,810)	(4,694)	3,016	923

Net benefit cost

	Pension plans			Other plans
	2005	2004	2003	2005	2004	2003
	$	$	$	$	$	$
Current service cost	875	654	574	19	15	12
Interest cost	2,128	1,853	1,714	85	56	58
Actual return on plans assets	(1,594)	(2,074)	(3,565)
Actuarial losses	1,625	2,354	3,205	19	103	48
Plan amendments		34	755
Elements of employee future benefit costs before adjustments to recognize the long-term nature of employee future benefit costs	2,951	2,821	2,683	123	174	118
Adjustments to recognize the long-term nature of employee future benefit costs:
Difference between expected return and actual return on plans assets for year	(598)	264	2,152
Difference between actuarial loss recognized for year and actual actuarial loss on accrued benefit obligations	(835)	(1,791)	(2,745)	(18)	(103)	(52)
Difference between amortization of past service costs for year and actual plan amendments for year	225	189	(581)
Amortization of transition obligation	(5)	(5)	11	4	4	4
	(1,130)	(1,343)	(1,163)	(14)	(99)	(48)
Net benefit cost for the year	1,821	1,478	1,520	109	75	70

The average remaining service period of the active employees covered by the pension plans ranges from 11.70 to 25.80 years for 2005 and from 11.40 to 25.60 years for 2004.

The significant assumptions which management considers the most likely and which were used to measure its accrued benefit obligations and net periodic benefit costs are as follows:

Weighted-average assumption used to determine benefit obligations as at December 31	Pension plans		Other plans
	2005	2004	2005	2004
Discount rate
US plans	5.75%	5.75%	5.75%	5.75%
Canadian plans	5.25%	5.75%	5.25%

Weighted-average assumption used to determine net benefit cost for years ended December 31	Pension plans			Other plans
	2005	2004	2003	2005	2004	2003
Discount rate
US plans	5.75%	6.25%	7.00%	5.75%	6.25%	7.00%
Canadian plans	5.75%	6.25%	6.25%	7.00%
Canadian plans from acquisition	5.25%			5.25%
Expected long term return on plan assets
US plans	8.50%	8.50%	8.50%
Canadian plans	7.00%	7.00%	7.00%

For measurement purposes, a 10% annual rate increase in the per capita cost of covered health care benefits was assumed for 2005 (11.0% in 2004 and 9.0% in 2003). The assumed rate is expected to decrease to 5% by 2011. For the Canadian plans from acquisition (Note 8), the annual trend rate is 8.0% for the next ten years and 5% thereafter. An increase or decrease of 1% of this rate would have the following impact:

	Increase of 1%	Decrease of 1%
	$	$
Impact on net periodic cost	25	(20)
Impact on accrued benefit obligation	292	(236)

The Company expects to contribute $4.9 million to its defined benefit pension plans and $0.1 million to its health and welfare plans in 2006.

21. SEGMENT DISCLOSURES

The Company manufactures and sells an extensive range of specialized polyolefin plastic packaging products primarily in Canada and the United States. Management has considered all products to be part of one reporting segment since they are made from similar extrusion processes and differ only in the final stages of manufacturing. A vast majority of the Company’s products, while brought to market through various distribution channels, generally have similar economic characteristics.

The following table presents sales attributed to countries based on the location of external customers:

	2005	2004	2003
	$	$	$
Canada	84,091	64,224	58,675
United States	675,861	586,004	529,506
Other	41,892	42,221	33,140
Total sales	801,844	692,449	621,321

The following table presents property, plant and equipment and goodwill by country based on the location of the assets:

	2005	2004
Property, plant and equipment, net	$	$
Canada	64,780	54,128
United States	286,414	287,104
Other	11,632	11,378
Total property, plant and equipment, net	362,826	352,610

	2005	2004
	$	$
Goodwill, net
Canada	33,495	24,917
United States	147,894	151,674
Other	3,367	3,367
Total goodwill, net	184,756	179,958

22. DIFFERENCES IN ACCOUNTING BETWEEN THE UNITED STATES OF AMERICA AND CANADA

The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ in certain material respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with US GAAP.

a) Net earnings and earnings per share

The adjustment to comply with US GAAP would be as follows:

	2005	2004	2003
	$	$	$
Net earnings as per Canadian GAAP	27,791	11,358	18,178
Variable accounting (Note 22d)	265	1,381	(1,677)
Net earnings as per US GAAP	28,056	12,739	16,501
Earnings per share
Basic	0.68	0.31	0.46
Diluted	0.68	0.31	0.46

b) Consolidated balance sheets

The adjustments, as described in notes e and f herein, to comply with US GAAP would be as follows:

	2005			2004
	As per Canadian GAAP	Adjustments	As per US GAAP	As per Canadian GAAP	Adjustments	As per US GAAP
	$	$	$	$	$	$
Assets
Other assets	21,071	1,625(e) 1,479(f)	24,175	20,663	2,353(e)	41,456
Future income tax assets	24,014	5,509(e) (547)(f)	28,976	36,689	4,767(e)	4,767
Liabilities
Accounts payable and accrued liabilities	104,256	16,513(e)	120,769	101,115	15,237(e)	116,352
Shareholders' equity
Accumulated other comprehensive income		(9,379)(e)	(8,447)		(8,117)(e)	(8,117)
		932(f)

Under Canadian GAAP, the financial statements are prepared using the proportionate consolidation method of accounting for joint ventures. Under US GAAP, these investments would be accounted for using the equity method. Note 3 to the consolidated financial statements provides details of the impact of proportionate consolidation on the Company’s consolidated financial statements for 2003.

The other differences in presentation that would be required under US GAAP to the consolidated balance sheets, other than as disclosed below, are not viewed as significant enough to require further disclosure.

c) Consolidated cash flows

Canadian GAAP permits the disclosure of a subtotal of the amount of funds provided by operations before changes in non-cash working capital items to be included in the consolidated statements of cash flows. US GAAP does not permit this subtotal to be presented.

d) Accounting for compensation programs

Effective January 1, 2003 the Company adopted the fair value based method of accounting for stock-based compensation granted to employees on a prospective basis in accordance with Statement of Financial Accounting standard (“SFAS”) No. 148 Accounting for Stock-Based Compensation, Transition and Disclosure, an amendment of FASB Statement No. 123. Under the prospective method, the Company is required to recognize compensation costs for all employee awards granted, modified, or settled after January 1, 2003.

Through December 31, 2002, the Company chose to continue to measure compensation costs related to awards of stock options using the intrinsic value based method of accounting. In March 2000, the FASB issued Interpretation No. 44 (“FIN 44”), which became effective on July 1, 2000, requiring that the cancellation of outstanding stock options by the Company and the granting of new options with a lower exercise price (the replacement options) be considered as an indirect reduction of the exercise price of the stock options. Under FIN 44, the replacement options and any repriced options are subject to variable accounting from the cancellation date or date of grant, depending on which stock options were identified as the replacement options. Using variable accounting, the Company is required to recognize, at each reporting date, compensation expense for the excess of the quoted market price of the stock over the exercise prices of the replacement or repriced options until such time as the replacement options are exercised, forfeited or expire. The prospective adoption of the fair value based method for recognition of compensation costs did not change the accounting for the replacement and repriced options as they will continue to be accounted for by the intrinsic value method (or be subject to the variable accounting) until they are exercised, forfeited, modified or expire.

The impact on the Company's financial results of variable accounting will depend on the fluctuations in the Company's stock price and the dates of the exercises, forfeitures or cancellations of the stock options. Depending on these factors, the Company could be required to record significant compensation expense during the life of the options which expire in 2006.

In November 2000, 300,000 and 50,000 replacement options were issued at exercise prices of US$10.13 (CA$15.50) and US$14.71 (CA$21.94) respectively, and in May and August 2001, 54,000 and 40,000 replacement options were issued for US$11.92 (CA$18.80) and US$9.00 (CA$13.80), respectively. In addition, in January 2001, 474,163 options were repriced at US$8.28 (CA$12.40) (see Note 18).

As at December 31, 2005, the Company's quoted market stock price was $8.97 (CA$10.37) per share. The impact of variable accounting for 2005 and 2004 would be a reduction of the compensation expense of approximately $0.3 million and $1.4 million, respectively under US GAAP (expense of $1.7 million in 2003).

Under US GAAP, the Company is required to make the following pro forma disclosures of net earnings, basic earnings per share and diluted earnings per share as if the fair value based method of accounting had been applied. The fair value of options granted in 2005, 2004 and 2003 was estimated using the Black-Scholes option-pricing model, taking into account the following weighted average assumptions:

	2005	2004	2003
Expected life	5 years	5 years	5 years
Expected volatility	55%	55%	50%
Risk-free interest rate	4.12%	3.14%	2.80%
Expected dividends	$0.00	$0.00	$0.00

The weighted average fair value per share of options granted is:	$4.21	$5.29	$2.41

Accordingly, the Company's net earnings and earnings per share would have been decreased to the pro forma amounts indicated in the following table:

	2005	2004	2003
	$	$	$
Net earnings in accordance with US GAAP–as reported	28,056	12,739	16,501
Add: Stock-based employee compensation expense included in reported net earnings	1,911	1,046	130
Deduct: Total stock-based employee compensation expense determined under fair value based method	(2,915)	(2,245)	(2,635)
Pro forma net earnings	27,052	11,540	13,996

Earnings per share:
Basic - as reported	0.68	0.31	0.46
Basic - pro forma	0.66	0.28	0.39
Diluted - as reported	0.68	0.31	0.46
Diluted - pro forma	0.65	0.28	0.39

e) Accumulated pension benefit obligation

Under US GAAP, if the accumulated pension benefit obligation exceeds the fair value of benefit plan assets, a liability must be recognized in the balance sheet that is at least equal to the unfunded accumulated benefit obligation. To the extent that the additional minimum liability is created by a plan improvement, an intangible asset can be established. Any additional minimum liability not covered by an intangible asset will cause a net of tax reduction in accumulated other comprehensive income.

f) Interest rate swap agreements

Under US GAAP, the fair value of the interest rate swap agreements, used for hedging purposes, must be recognized in the balance sheet with a corresponding amount recognized in comprehensive income.

g) Consolidated comprehensive income

As required under US GAAP, the Company would have reported the following consolidated comprehensive income:

	2005	2004	2003
	$	$	$
Net earnings in accordance with US GAAP	28,056	12,739	16,501
Currency translation adjustments	2,645	11,957	15,433
Minimum pension liability adjustment, net of tax (Note 22e)	(1,262)	(1,041)	(474)
Adjustments for fair value of interest rate swap agreements, net of tax (Note 22f)	932
Consolidated comprehensive income	30,371	23,655	31,460

23. SIGNIFICANT NEW ACCOUNTING PRONOUNCEMENTS UNDER US GAAP

Accounting for conditional asset retirement obligations

FASB Interpretation No. 47(FIN 47), issued in March 2005, clarifies that the term “conditional asset retirement obligation” as used in FASB Statement No. 143, Accounting for Asset Retirement Obligations, refers to a legal condition to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. This Interpretation is effective no later than the end of fiscal years ending after December 15, 2005 and had no material impact on the Company’s financial position and results of operations.

Share-based payment

The FASB issued SFAS No. 123 (“SFAS 123 (R)”), Share-Based Payment, in December 31, 2004. SFAS 123 (R) requires all entities to recognize the fair value of share-based payment awards (stock compensation) classified in equity. SFAS 123 (R) is effective for the Company at the beginning of the fiscal year 2006. The requirements of SFAS 123 (R) will not have an impact on the Company’s results of operations and financial condition.

Inventory costs

In November 2004, the FASB issued SFAS 151, Inventory Costs – An Amendment of ARB No. 43, Chapter 4.

SFAS 151 amends the guidance in ARB No. 43, Chapter 4 Inventory Pricing, to clarify the accounting for certain abnormal amounts in establishing inventory valuation. The statement recognizes as current-period charges, idle facility expense, excessive spoilage, double freight, and rehandling costs regardless of whether they meet the criterion of so abnormal: as stated in ARB No. 43. The statement also requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005. The Company does not expect this pronouncement to have a material impact on its results of operations and financial condition.

Exchange of non-monetary assets

In December 2004, the FASB issued SFAS 153, Exchange of Non-monetary Assets – An Amendment of APB Opinion No. 29. SFAS 153 eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion 26, Accounting for Non-monetary Transactions, and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005. The Company does not expect this pronouncement to have a material impact on its results of operations and financial condition.

Accounting changes and error corrections

During the second quarter of 2005, the FASB issued SFAS 154, Accounting Changes and Error Corrections, which changes the accounting and reporting requirements for the change in an accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in an accounting principle, unless it is impracticable to do so. SFAS 154 differentiates between retrospective application and restatement. Retrospective application is defined as the application of a different accounting principle to prior accounting periods as if that principle had always been used or as the adjustment of previously issued financial statements to reflect a change in the reporting entity. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect this pronouncement to have a material impact on its results of operations and financial condition.

24. SUBSEQUENT EVENTS

As announced in December 2005, the Company is presently investigating the possibility of a portion of its interest in the combined coated products operation and flexible intermediate bulk container (FIBC) business through an initial public offering of the combined business using a Canadian Income Trust. The Company’s announced plan was to file a prospectus in the first quarter of 2006.  While it is now unlikely that the Company will file a prospectus during the first quarter of 2006, the Company’s intention remains to file a prospectus when it has completed its evaluation.

Facility rationalizations

The Company is increasing its commitment to importing FIBC products and as a consequence, in January 2006 announced to the employees at its Piedras Negras, Mexico facility that it would be closing on or about March 31, 2006. The small Flexia facility in Hawkesbury, Ontario provides the limited manufacturing support necessary to complement the imported FIBC operation. The Company expects to incur a plant-closing charge of approximately $1.0 million in the first quarter of 2006 as a result of this decision.

At the end of March 2006, the Company will also close a manufacturing facility located in Cap-de-la Madeleine, Quebec that had been acquired in the Flexia acquisition. This closure was identified and planned for during the evaluation of Flexia as a potential acquisition and the costs of the closure have been accrued for as part of the cost of the acquisition. Accordingly, there will be no charge to the Company’s operating results related to this facility closure.